Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - F +34 915 81 11 34

07027820

RECEIVED

2007 NOV -5 A 4:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAPFRE

Madrid, 2 November 2007

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Acquisition of The Commerce Group Inc.

31st October 2007



MAPFRE

Nº 2007 - 34

MAPFRE

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.

Executive Summary

- MAPFRE has announced the signing of an agreement to acquire all shares of The Commerce Group Inc. ("Commerce") at a price of $36.70 per share. The Board of Commerce deems the offer to be fair and will recommend the transaction to its shareholders. The transaction will be carried out through the merger of a subsidiary of MAPFRE with Commerce, under U.S. regulations

- Commerce fits MAPFRE's growth strategy:
  - Leading position in motor insurance in Massachusetts
  - Licenses in 50 states and operations in 17 of them
  - Quality operations and consistent underwriting profits
  - Experienced management team with proven track record

- Positive financial impact from the outset:
  - Total consideration of $2,207mn (€1,538mn), paid entirely in cash
  - Acquisition price implies P/E 2008 of 13.1x (First Call consensus) and P/BV (Q3 '07) of 1.65x
  - Premium to market of 17.9% vs. 30th October's closing price, 22.5% vs. the 30-day average and of 20.4% vs. the 3-month average
  - Initial funding through a bridge loan. Long-term funding expected to come from an equity capital raising of €500mn, the issuance of hybrid debt of up to €800mn and internal resources
  - Immediately EPS accretive

- Upon completion, MAPFRE would retain Commerce´s management team and together both groups would design a cautious growth strategy in a number of new states, including dedicated services for the Hispanic community

MAPFRE

Overview of Commerce

Strategic rationale for MAPFRE

Transaction details and financial impact

Appendix

MAPFRE

Overview of The Commerce Group, Inc.

- The Commerce Group, Inc. ("Commerce") began operating in 1971. Today it focuses on writing personal automobile insurance and other property and casualty lines in 17 states, which it distributes primarily through independent agents
- Since 1990, it is the largest and most profitable personal auto writer in Massachusetts. It ranks as the 20th largest company nationwide in this line
- Its operations are rated 'A+ (Superior)' by A.M. Best, 'A2' by Moody's and 'A' by S&P

'06 Breakdown of written and accepted premiums



Other
8%
Commercial Auto
Liability
4%
Homeowners
9%
Private Passenger
Auto Liability
50%
Auto Physical
Damage
29%

	Written and accepted premiums	% of Total
Massachusetts	$1.72B	88%
Outside Massachusetts	0.23	12%
Total	**$1.96B**	

N° 2007 - 34

MAPFRE

Geographic focus

- Commerce has historically written business in Massachusetts, but has recently expanded in 16 other states



Commerce West
Pleasanton, CA
American Commerce
Columbus, OH
Citation Insurance
Webster, MA
Commerce Insurance Co.
Webster, MA
State-Wide
Insurance Co.
Hempstead, NY
WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
NJ
MD
VT
NH
ME
MA
CT
AK
HI
Heartland (3% of DPW)
Northeast (80% of DPW)
West (15% of DPW) (1)
Recent Expansion States (2% of DPW) (2)

(1) Pro forma for $170mm of premium from Stonewood Insurance Agency Agreement, anticipated to write $20mm by 06/2008, $50mm by 06/2009 and $100mm by 06/2010

(2) Pro forma for $41mm of premium from SWICO acquired April 2007

Nº 2007 - 34

MAPFRE

Key Strengths: competitive position

- Leading market position in the Massachusetts P&C business:
  - Strong brand recognition
  - Excellent agency relationships
  - Leading market shares:
    - # 1 in personal auto (31.5%)
    - # 1 in homeowners (9.8%)
    - # 2 in commercial auto (12.7%)
  - Above average position in affinity group marketing programs
  - Outstanding customer service
  - Unsurpassed economies of scale
- Highly experienced management team with proven track record
- In-depth understanding of the Massachusetts and U.S. regulatory and underwriting environment

Key strengths: distribution through independent agents

- Independent agents are Commerce's main distribution channel
- Relations with agents are excellent, as evidenced by their high degree of loyalty: nearly 60% of all agents in Massachusetts have been with the group for over 10 years
- Commerce ensures the interests of agents are aligned with its own through an effective profit sharing system, which utilises a three-year rolling plan. To qualify for profit sharing, an agent's portfolio generally must have a three-year average loss ratio of 60% or better
- Commerce devotes considerable attention and resources to providing a high level of service to both the agents and their customers, thus enhancing satisfaction and retention

Key strengths: distribution through the AAA

- Commerce enjoys a strategic relationship with numerous American Automobile Association (AAA) clubs

- In Massachusetts:
  - Commerce has exclusive distribution agreements with all three AAA clubs, whose members receive a 5% discount on their premiums
  - In 2006, 50% of all personal auto DPW came from AAA members (42% written by Commerce's network of independent agents and 8% through AAA agencies)
  - The present agreements were renewed on 01.01.2007 for a period of 20 years

- Outside of Massachusetts:
  - Commerce distributes its products through AAA clubs in eleven states
  - AAA Southern New England has a 5% shareholding in American Commerce
  - Growth opportunities are significant, as Commerce has currently penetrated less than 1% of a membership base exceeding 100 million

MAPFRE

Distribution network

	Independent Agents	AAA Agents	Brokers	Total
California	120	—	1,080	1,200
Massachusetts	792	3	—	795
Arizona	294	—	—	294
Oregon	200	1	—	201
New York	—	—	72	72
New Hampshire	55	—	—	55
Ohio	37	12	—	49
Indiana	35	1	—	36
Kentucky	25	2	—	27
Idaho	—	2	—	2
Tennessee	—	2	—	2
Connecticut	—	1	—	1
Oklahoma	—	1	—	1
Rhode Island	—	1	—	1
South Dakota	—	1	—	1
Washington	—	1	—	1
TOTAL	**1,558**	**28**	**1,152**	**2,738**

MAPFRE

Commerce competitive position

	Personal auto		Homeowners		Commercial auto	
	Massachusetts		Massachusetts		Massachusetts	
	Rank	% of Market	Rank	% of Market	Rank	% of Market
Commerce Group	1	**31.5%**	1	**9.8%**	2	**12.7%**
Safety Group	2	11.2	11	3.2	3	11.0
Arbella Insurance Group	3	9.6	7	5.2	4	10.5
Liberty Mutual Insurance Companies	4	7.7	5	6.7	9	3.6
MetLife Auto & Home Group	5	7.1	10	3.2	–	0.0
Travelers Insurance Companies	6	7.0	3	8.2	1	13.5
Plymouth Rock Companies	7	6.1	16	2.1	6	6.0
Amica Mutual Group	8	3.6	13	3.0	44	0.1
Hanover Insurance Grp Prop and Cas Cos	9	3.6	9	3.3	5	7.9
White Mountains Insurance Group	10	2.9	14	2.6	8	3.8
Allstate Insurance Group	11	2.3	27	1.1	–	0.0
USAA Group	12	2.1	15	2.5	–	0.0
Quincy Mutual Group	13	1.4	6	5.9	36	0.2
Main Street America Group	14	1.3	21	1.5	16	1.4

Source: A.M. Best (2006)

Nº 2007 - 34

Growth in market share in MA personal auto

- Commerce has significantly and consistently grown its MA personal auto business

(policies in thousands; premiums in $ million)


553
600
609
615
654
693
791
834
870
889
929
$733
$794
$809
$816
$868
$918
$1,046
$1,118
$1,172
$1,201
$1,253
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Commerce MA personal auto premiums written
Commerce MA personal auto policies in force

- Since 1990, when it first became the largest writer of personal auto insurance in MA, Commerce' market share has risen from 11.5% to 31.5% in 2006


11.5%
12.4%
14.8%
16.0%
16.3%
16.4%
20.8%
21.8%
21.6%
21.3%
22.3%
23.2%
25.9%
27.6%
29.0%
30.0%
31.5%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Commerce market share in MA

Source: Commerce public filings & Equity Research

Nº 2007 - 34

MAPFRE

Key Strengths: underwriting results and claims handling

- Commerce has been delivering consistently for over 15 years positive technical results and significant reserve redundancies, thanks to:
  - Effective underwriting:
    - The largest proprietary underwriting database in the Massachusetts market with a high degree of data reliability, providing superior risk selection and pricing capabilities
    - Strict underwriting guidelines
    - No meaningful environmental risks legacy issues
  - Quick and efficient handling of claims:
    - 24-hour claim reporting service, which improves customer satisfaction by making the initial claim handling much faster and ultimately reduces indemnity payments
    - Outsourced drive-in centres, close to repair shops, allowing quick adjustment and settlement of car body damages. Additionally, Commerce has a panel of preferred body shops with guaranteed prices and workmanship
    - Sophisticated software systems used for internal and external claims processing and field communications that increase productivity while reducing expenses and indemnity payments
    - Significant internal resources devoted to fighting fraud, complemented by external investigators
    - Regular surveys among agents, customers and third-party claimants to monitor the quality of claims handling
  - Low-cost structure, high degree of centralisation and unsurpassed economies of scale

MAPFRE

MA internal personal auto acquisition costs [1]

- Commerce enjoys a low cost structure enabling it to compete effectively

Agency companies	Percent of earned premium
Commerce	3.3%
Travelers	4.1
Safety	6.0
Hanover	8.1
Plymouth Rock	8.5
Arbella	11.8
White Mountain	13.5
Direct Writers	**Percent of earned premium**
USAA	7.3%
State Farm	7.5
Metropolitan	12.0
Amica	14.1
Liberty	14.7
All companies	7.7%

Source: Company public filings.
(1) Policy acquisition costs include the company's general fixed expenses (i.e. salaries, advertising, etc.) allocated to acquisition costs, excluding actual commissions payable to the agents.

Nº 2007 - 34

Strong, consistent historical underwriting results

Loss and Loss Adjustment Expense Ratio


90
80
70
60
50
78.7% 72.7% 76.4% 78.9% 81.4% 88.4% 81.5% 75.0% 73.6% 75.3% 65.5%
71.7% 71.1% 71.7% 72.1% 71.8% 74.6% 75.5% 73.4% 62.9% 60.8% 59.9%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Expense Ratio


30
25
20
15
27.2% 27.0% 27.8% 27.9% 27.4% 26.5% 25.1% 24.6% 24.9% 26.5% 29.2%
26.2% 25.9% 27.1% 26.5% 25.1% 24.4% 23.8% 22.9% 24.9% 25.4% 26.3%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Combined Ratio


120
110
100
90
80
106.1% 101.7% 106.0% 108.0% 110.3% 115.7% 107.2% 100.1% 98.9% 101.2% 92.6%
98.9% 96.9% 98.7% 98.6% 96.9% 99.1% 99.3% 96.3% 87.8% 87.3% 89.1%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Commerce
U.S. P&C Industry

Reserve Redundancies


1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
($87.8) ($83.8) ($61.4) ($39.9) ($42.4) ($35.3) ($14.4) ($25.2) ($57.0) ($61.4) ($43.7)
Additions to (reductions in) reserves for earlier losses ($ millions)

Source: Commerce public filings, A.M. Best.
N.B. Combined ratios are on a statutory basis.

Nº 2007 - 34

Key Strengths: investment portfolio and returns

MAPFRE

- Commerce generates recurring investment yields from a portfolio made up primarily of high quality fixed income investments:



Private sector: 52%
Public sector: 48%
Equities 4%
Corporate bonds 14%
Private ABS 4%
Preferred stock 24%
Other 1%
Cash and short-term investments 5%
Agency ABS 12%
US Govt./agencies bonds 8%
State/muni bonds 28%

12/31/06 Total : $3,071mn

- Nearly 90% of ABS instruments are AAA-rated and an equal percentage is mortgage-backed
- Sub-prime exposure is very limited ($28mn) and has caused losses of $4.7mn to date

MAPFRE

Key Strengths: profitability and cash generation

- Commerce has consistently recorded growing profits and above-industry-average returns on the back of its recurring positive underwriting results and strong net financial income

($ in millions)



$79.1
$81.8
$93.7
$99.3
$113.0
$97.2
$100.4
$111.3
$198.6
$229.1
$230.7
$712
$742
$745
$912
$1,009
$1,079
$1,313
$1,555
$1,713
$1,736
$1,825
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Net Premiums Written
Net Operating Earnings (excluding realized gains) (U.S. GAAP)



14.4%
13.8%
14.1%
12.3%
16.0%
12.4%
11.2%
13.8%
20.4%
18.9%
16.4%
$587
$650
$706
$668
$782
$809
$790
$912
$1,116
$1,305
$1,503
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Book Value (U.S. GAAP)
Return on Equity (excluding AOCI and realized gains)

- Cash generation is also strong, as evidenced by a cash flow from operating activities of $344 million (18.8% of NPW)

($ in millions)



16.6%
10.8%
8.8%
13.7%
14.7%
9.8%
17.4%
16.6%
18.9%
17.9%
18.8%
$118
$80
$65
$125
$148
$106
$228
$258
$324
$311
$344
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Cash Flow from Operations (U.S. GAAP)
% of NPW

Nº 2007 - 34

Source: Commerce public filings, A.M. Best

MAPFRE

Key strengths: experienced management team

Name	Age	Position	Biography
Gerald Fels	63	CEO, President, Chairman of the Board	• A Certified Public Accountant, was appointed CEO to replace Arthur Remillard, Jr. in July 2006 • Previously President and COO of Commerce Insurance since 2001 • Appointed Executive Vice President of Commerce Group in 1989
Randall V. Becker	46	CFO	• A Certified Public Accountant, was appointed CFO and Senior VP of Commerce Group in February 2006 • Treasurer and Chief Accounting Officer of Commerce Group from 1994 through 2006 • Assistant Treasurer and Comptroller of Commerce Group from 1990 to 1994
James A. Ermilio	44	General Counsel and EVP of MA Operations	• Appointed EVP of MA operations (responsible for underwriting, product/pricing and marketing) in August 2006 • Senior VP for Commerce Group in May 2001 until August 2006 • Appointed General Counsel of Commerce Group in February 2000 • Secretary of ACIC Holding and Commerce West
Lawrence Pentis	50	COO and EVP of Non-MA Operations	• Appointed COO/EVP of non-MA operations in January 2007 • 17 years at California State Auto Association
Arthur J. Remillard III	51	EVP, Policyholder benefits (claims)	• Appointed Senior VP of Policyholder Benefits in 1988 and appointed EVP of country-wide policyholder benefits in August 2006 • Became responsible for the Claims Operations of ACIC in August 2001 and of Commerce West and State-wide in 2007 • Vice President – Mortgage Operations, 1981 – 1988

Source: Company public filings.

MAPFRE

Consistency with MAPFRE´s current strategy

Criteria	"Fit" of Commerce with MAPFRE	
Markets or segments that are not fully penetrated or developed by MAPFRE	• US was indicated in the past as a target market for MAPFRE • Joint growth opportunities exist through: – The introduction of a specific offering for the Hispanic community (21.8 million people in the states in which Commerce presently operates, equivalent to 14% of their total population) – Business expansion in and outside of Massachusetts, including an increased penetration of the AAA club members' base	✓
Companies whose growth and profitability can be enhanced through the application of MAPFRE's expertise	• Commerce's performance will be enhanced by the access to MAPFRE's: – Experience competing under different regulations, which will facilitate the transition to the new regulatory environment in Massachusetts – Product knowledge across several countries in all P&C lines – Integrated and unified IT platform – Reinsurance solutions for the most appropriate protection of the portfolio	✓
Operations that increase earnings per share in the first three years	• Earnings per share accretive from the first year assuming the announced financing mix • Return on Investment above MAPFRE's cost of capital • The discontinuation of listing will increase Commerce' EBT by about $7mn/year	✓

MAPFRE

MAPFRE current operations in the US

- **MAPFRE Insurance Company Of Florida**
  - Company domiciled and licensed in Florida, currently writing commercial lines business and more recently personal Auto. Rated 'A-' by A.M. Best
- **MAPFRE Insurance Company**
  - Company domiciled and licensed in New Jersey, as well as in 34 other states. Rated 'A-' by A.M. Best
- **Road America Motor Club**
  - Acquired by MAPFRE Asistencia in 2003. Founded in 1978, provides a variety of B2B services related to roadside assistance and ancillary services to the OEM, telecom and insurance industries
  - More than 19 million customers
  - Two state-of-the-art call center facilities in Columbus, GA and Miami, FL
  - Overall capacity for more than 2 million services annually
  - Coverage of Canada (Road Canada) and Puerto Rico
- **Federal Assist,** subsidiary of MAPFRE Asistencia specialised in providing Medical Travel Assistance, Medical Case Management and Home Repairs Assistance since 1993
- Furthermore, MAPFRE operates in the Associated Commonwealth of Puerto Rico through **MAPFRE Puerto Rico**, the oldest and third-largest insurer in the island, writing P&C, Life and Health insurance. Rated 'A' by A.M. Best

U.S. personal auto markets

- MA has attractive demographics for personal auto insurance

State	Average Premium for personal auto insurance	Combined Ratio	Number of Cars Insured	Vehicles Per Housing Unit	% of Population Hispanic	Per Capita personal Income
New Jersey	$1,184	96.3%	5,132,615	1.8	14.1%	$43,318
District of Columbia	1,182	87.0	216,217	0.8	6.8	53,594
New York	1,122	85.7	9,100,868	1.5	13.5	40,916
Massachusetts	1,113	92.3	4,146,762	2.0	6.7	43,601
Florida	1,063	104.0	10,879,575	1.9	19.1	34,712
Rhode Island	1,059	87.7	673,359	1.8	9.4	35,757
Delaware	1,028	98.4	589,277	2.0	5.7	37,080
Connecticut	991	92.5	2,403,762	2.1	10.0	47,701
Nevada	983	105.5	1,631,401	1.3	23.2	37,420
Alaska	962	97.3	392,662	2.5	4.6	36,636
Maryland	945	91.7	3,779,282	1.9	5.3	41,587
Michigan	931	121.7	6,323,287	1.8	3.6	32,719
Arizona	926	92.5	3,661,581	1.6	27.9	30,384
Pennsylvania	849	98.6	8,281,032	1.8	3.7	34,810
Texas	845	93.5	NA	1.9	34.7	33,160
California	845	91.8	24,523,124	2.5	34.2	37,283
Hawaii	843	86.3	770,475	1.9	5.7	34,818
Washington	840	96.9	4,225,106	2.1	8.5	35,730

Source: NAIC, Bureau of Economic Analysis, U.S. Census Bureau, Insurance Information Institute, National Auto Dealers Association and AIPSO. Data as of 2005.

MAPFRE

Impact on MAPFRE's business mix


On the basis of Premiums
MAPFRE Standalone(1)
MAPFRE Pro Forma
Impact on Geographic Mix
MAPFRE ASISTENCIA 2%
MAPFRE INTL 10%
MAPFRE RE 11%
UNIDAD AMERICA 19%
Spain 58%
MAPFRE ASISTENCIA 2%
MAPFRE INTL 9%
EE.UU 9%
MAPFRE RE 10%
UNIDAD AMERICA 17%
Spain 53%
Impact on Product Mix
Life 20%
Non-life 80%
Life 19%
Non-life 81%

(1) Pro forma including recent acquisitions

Nº 2007 - 34

MAPFRE

Impact on MAPFRE's business profile

- MAPFRE's business profile will be strengthened by the integration of Commerce:
  - Addition of an established and solid platform to develop a business in the U.S.
  - Enhanced geographical, business cycle and currency diversification
  - Considerable strengthening of management resources and skills in North America

MAPFRE

Overview of Commerce

Strategic rationale for MAPFRE

Transaction details and financial impact

Appendix

MAPFRE

Transaction highlights

Transaction Overview	• Acquisition of 100% of The Commerce Group Inc.
Pricing	• Total consideration of $2,207mn (€1,538mn), $36.70 per share • Acquisition price implies P/E 2008 of 13.1x (First Call consensus) and P/BV (Q3 '07) of 1.65x • Premium to market of 17.9% vs. 30th October's closing price, 22.5% vs. the 30-day average and of 20.4% vs. the 3-month average
Structure	• All cash consideration
Financing	• Initial funding through a bridge loan • Expected long-term funding through an equity capital raising of €500mn, hybrid debt issuance of up to €800mn and internal resources
Estimated closing	• 2Q 2008
Operations	• Commerce operations to remain in Massachusetts • Management retention in place
Expected Timetable	Merger Announcement → Regulatory Approval → Shareholder Approval → Closing (Expected 2Q 2008)
Conditions and other	• Subject to the relevant regulatory authorisations and to the requisite approval of the merger agreement by the holders of at least two-thirds of the shares of Commerce common stock • Approved by the Board of MAPFRE and recommended by the Board of Commerce

Nº 2007 - 34

MAPFRE

Financial impact: value creation for MAPFRE shareholders

- The acquisition of Commerce will be immediately additive to MAPFRE's EPS
- Projected returns exceed MAPFRE's cost of capital
- Funding mix aimed to protect present solvency position by combining equity issuance with a rational use of the Group's hybrid capacity

(Euros per share)	2007	2008	2009
Previously announced acquisitions [1]	0.005	0.016	0.021
Commerce	--	0.007	0.008
Total	0.005	0.025	0.031

(1) Genel Sigorta, CCM, MCA, Bankinter Vida, shareholding in Cattolica

Transaction structure

1. MAPFRE creates a Special Purpose Vehicle (SPV) and capitalises it with the financial resources needed to acquire Commerce

2. The merger between the SPV and Commerce is approved by the holders of at least two thirds of Commerce common stock

3. SPV and Commerce merge

4. The resulting company buys back Commerce´s shares. In exchange, shareholders will receive cash

MAPFRE

Overview of Commerce

Strategic rationale for MAPFRE

Transaction details and financial impact

Appendix

Organisational structure

MAPFRE

The Commerce Group, Inc.
(Webster, MA)
BBB/Baa2

AAA Southern New England

- The Commerce Group, Inc.: 100% Bay Finance Co.; 100% Commerce Insurance Co.; 100% Citation Insurance; 95% ACIC Holding Co.
- AAA Southern New England: 5% ACIC Holding Co.
- ACIC Holding Co.: 100% Commerce West, American Commerce, State-Wide Insurance [2]

	Bay Finance Co.	Commerce Insurance Co.	Citation Insurance	ACIC Holding Co.
Headquarters	(Webster, MA) stopped doing business in Aug. 2007	(Webster, MA)	(Webster, MA)	(RI)
A.M.Best FSR		A+	A+	
States	MA, CT	MA, NH	MA	
Distribution	NA	795 Agents	795 Agents	
# of Employees	3	1,846	–	
'06 DPW ($mn)	NA	$1,544	$95	

	Commerce West	American Commerce	State-Wide Insurance [2]
Headquarters	(Pleasanton, CA)	(Columbus, OH)	(Hempstead, NY)
A.M.Best FSR	A+	A+	A+
States	CA, OR, AZ	WA, AZ, OK, RI, OR, OH, KY, IN, TN, ID, SD,CT	NY, NJ
Distribution	1,231 Agents	738 Agents	145 Brokers, Direct
# of Employees	90	246	N/A
'06 DPW ($mn)	$226 [1]	$168	$38

Source: Company financials.
N.B. Ratings represent S&P/Moody's senior unsecured debt ratings at holding company and AM Best financial strength rating at insurance subsidiary.
(1) Pro forma for $170mn of premium from Stonewood Insurance Agency Agreement, anticipated to write $20mn by 06/2008, $50mn by 06/2009 and $100mn by 06/2010.
(2) Announced in December 2006, completed in April 2007.

Commerce's historical financials

Income Statement

($ in millions)	2004	2005	2006	YTD 3Q'06	YTD 3Q'07
	For the Year Ending December 31				
Revenues:					
Direct Premiums Written	$1,838.2	$1,874.2	$1,884.2	$1,445.0	$1,447.7
Premiums Assumed	128.2	132.1	99.0	78.4	78.6
Net premiums written	1,712.5	1,736.2	1,825.3	1,428.6	1,400.5
Earned Premiums	1,638.8	1,709.9	1,760.7	1,302.9	1,363.6
Net Investment Income	119.4	124.0	153.0	104.1	119.8
Premium Finance and Service Fees	28.4	28.3	28.6	21.4	23.5
Net Realized Investment Gains	23.6	22.9	16.6	7.7	28.9
Total Revenue	1,806.6	1,884.4	1,949.5	1,436.0	1,535.8
Expenses:					
Loss and Loss Adjustment Expenses	1,044.8	1,050.2	1,068.4	778.9	885.2
Policy Acquisition Costs	439.2	463.3	516.3	381.5	395.0
Interest Expense and Amortization of Bond Fees	18.3	18.3	18.3	13.7	13.7
Total Expenses	1,502.4	1,531.8	1,603.0	1,174.1	1,293.9
Earnings before Income Taxes and Minority Interest	304.2	352.6	346.4	261.9	241.8
Income Taxes	89.0	107.8	104.0	79.1	69.2
Earnings before Minority Interest	215.2	244.8	242.4	182.8	172.6
Change in Accounting Principles	0.0	0.0	0.0	0.0	0.0
Minority Interest in Earnings of Affiliates	(0.8)	(0.9)	(0.9)	(0.7)	(1.2)
Net Earnings	$214.4	$243.9	$241.5	$182.1	$171.4

Key Balance Sheet Items and Ratios

	2004	2005	2006	YTD 3Q'06	YTD 3Q'07
	For the Year Ending December 31				
Total Investments and cash	$2,527.7	$2,765.3	$3,070.8	$2,985.3	$2,846.6
Premiums Receivable	459.8	475.1	480.6	511.6	497.9
Total Assets	3,612.2	3,927.0	4,110.9	4,089.1	3,979.7
Unpaid Losses/Loss Adjustment Expense	990.3	989.2	971.9	957.0	1,011.9
Unearned Premiums	902.6	933.2	935.4	986.0	989.9
Bonds Payable	298.2	298.4	298.6	298.5	298.7
Stockholders Equity	1,116.2	1,305.1	1,503.3	1,477.0	1,339.9
Shareholder Dividends Paid	43.0	49.4	66.0	49.1	57.9
Key Performance Ratios:					
Return on Average Equity, Ex. AOCI	21.7%	20.2%	17.1%	13.1%	12.0%
Operating Return on Average Equity, Ex. AOCI	20.4	18.9	16.4	12.8	10.7
Loss and LAE Ratio	62.9	60.8	59.9	59.8	64.9
Underwriting Expense Ratio	24.9	26.5	29.2	27.5	29.1
Combined Ratio	87.8	87.3	89.1	87.3	94.0
Debt to Cap	21.1	18.6	16.6	16.8	17.8

Source: Company financials.

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Jesús Amadori Carrillo
+34-91-581-2086

Alberto Fernández-Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Secretaria
+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

In connection with the operation hereby disclosed, COMMERCE will file with the Stock Exchange Commission ("SEC"), among other materials, a proxy statement. We urge investors to read the proxy statement and these other materials when they become available because they will contain important information about COMMERCE and the proposed acquisition. Investors will be able to obtain free copies of the proxy statement (when available) as well as other filed documents containing information about the Company on the SEC's website at http://www.sec.gov. Likewise, free copies of the COMMERCE's SEC filings are also available at http://www.commerceinsurance.com (Investor Relations). MAPFRE and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies. Information regarding such individuals is available at the web page http://www.mapfre.com and will also be available in a Schedule 13D to be filed by MAPFRE with the SEC.

Nine months 2007 results
Presentation for investors and analysts

31st October 2007



MAPFRE

Nº 2007 - 32

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

MAPFRE

Executive summary[1]

- The following aspects must be noted about the results for the nine months of 2007:
  - Results after tax and minority interests amounted to €505.2 million, a rise of 10.6% versus the same period of the previous year;
  - Total operating revenues reached €11,371.9 million, an increase of 10.8%;
  - Gross written and accepted premiums amounted to €9,367.7 million, an 11.8% rise, with the following highlights:
    - a 5.6% increase in Non-life gross written premiums (3.4% in Spain and 14.5% Abroad), as a result of the sustained development of the international business at the América, Reinsurance and the Commercial Insurance Operating Units, while Motor insurance premiums in Spain were practically at the same level as the previous year;
    - the notable 36.3% increase in Life premiums, due to a much larger winning of savings business in Spain and the expansion of the business in Brazil;
  - Funds under management in Life and Savings products amounted to €23,265.5 million, representing an increase of 15.6% (21% excluding the effect of shadow accounting adjustments);
  - The Non-life combined ratio was 92.9% (94.0% in the first nine months of 2006) and the ROE reached 16.1% (16.1% as at 31.12.2006)

1) This document compares accounting information for MAPFRE for the first nine months of 2007, with the pro forma figures for the first nine months of 2006, which comprise all the activities that were included in its scope of consolidation in January 2007.

This document compares
first nine months of 2006,
Key highlights
Nº 2007 - 32

MAP TER VIL 7 onwaro quarter o as follov

Executive summary[1]

MAPFRE

- The results for the first nine months of 2007 include figures for BANKINTER VIDA and CCM VIDA Y PENSIONES (consolidated from the second quarter of 2007 onwards), as well as the Turkish group GENEL SIGORTA (consolidated from the third quarter of 2007 onwards). As at 30.09.2007 the results achieved by these companies were as follows[1]:

	BANKINTER VIDA	CCM VIDA Y PENSIONES	GENEL SIGORTA
Life assurance premiums	25.2	145.3	5.0
Non-Life insurance premiums	—	—	161.6
Net result	26.7	5.4	22.0

- As a result of the incorporation to the shareholder base of the former mutual members, the number of shareholders increased to 515,006, up from 49,222 the previous year. On 2nd October, a dedicated telephone number, 902 024 004, has been established for our retail shareholders.

- On 19th September the BBVA network started to sell Motor insurance policies issued by its subsidiary BBVA Seguros under a 50% co-insurance agreement with MAPFRE AUTOMÓVILES.

1) The consolidated financial statements of MAPFRE contain that part of the results accruing from the date of first consolidation, and adjusted, where applicable, by the percentage of ownership. BANKINTER VIDA and GENEL SIGORTA are fully consolidated, while CCM VIDA Y PENSIONES is consolidated proportionally, based on the percentage of ownership (25%).

Interim dividend

- The Board of Directors has resolved to pay, from 8th November 2007 onwards, an interim dividend of €0.06 gross per share, against the results of fiscal year 2007. Therefore, the total dividends to be paid in the year will amount to €0.11 gross per share, representing an increase of 57.1% with respect the amounts paid out in 2006.

Key figures

MAPFRE

	9M 2007	9M 2006(1)	% 07/06
Non-Life gross written and accepted premiums	**7,058.8**	6,685.0	5.6%
Life gross written and accepted premiums	**2,308.9**	1,693.9	36.3%
Total gross written and accepted premiums	**9,367.7**	8,378.9	11.8%
Net result, group share	**505.2**	456.6	10.6%
Total assets	**37,558.6**	34,287.8	9.5%
Managed savings (2)	**23,265.5**	20,132.0	15.6%
Shareholders' equity	**4,293.4**	3,876.8	10.7%
Financial debt	**1,536.0**	734.5	109.1%
Earnings per share (Euro cents)	**22.2**	20.1	10.6%
Employees(3)	**30,432**	27,501	10.7%
Non-life loss ratio(4)	**68.9%**	70.5%	
Non-life expense ratio(4)	**24.0%**	23.5%	
Non-life combined ratio(4)	**92.9%**	94.0%	
ROE(5)	**16.1%**	16.1%	

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.
2) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management companies.
3) The increase in staff compared to the same period of the previous year came from the expansion of business activities abroad, especially in the Americas, and from MAPFRE QUAVITAE.
4) Ratios calculated over net premiums earned.
5) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

Key operating figures

- The following table shows the development of the key operating figures of MAPFRE's main insurance and reinsurance Units and Subsidiaries:

	Revenues	% Var.	Net result	% Var.	Combined ratio[1] 9M 2007	Combined ratio[1] 9M 2006
MOTOR[2]	2,220.9	0.6%	227.2	14.5%	89.8%	92.8%
GENERAL INSURANCE[2]	950.7	6.8%	87.6	17.6%	89.2%	88.7%
HEALTH	447.4	10.7%	15.0	26.1%	94.1%	95.0%
AGRICULTURAL & LIVESTOCK	190.4	6.1%	7.2	-27.3%	96.4%	93.5%
FAMILY DIVISION	3,809.5	3.5%	337.0	14.3%	90.5%	92.0%
COMMERCIAL INSURANCE[2]	1,152.9	7.8%	71.4	24.4%	83.7%	84.7%
TOTAL NON-LIFE BUSINESS SPAIN	4,962.4	4.5%	408.4	16.0%	89.8%	91.2%
LIFE AND SAVINGS[2]	2,539.8	24.9%	103.2	15.0%	0.9%	0.9%
MAPFRE VIDA[2]	2,523.1	24.0%	103.0	14.8%	0.9%	0.9%
CCM VIDA Y PENSIONES[3]	16.7	—	0.2	—	—	—
MAPFRE AMÉRICA	2,391.0	18.3%	66.2	10.9%	101.6%	102.6%
MAPFRE SEGUROS GERAIS[2]	127.7	1.4%	6.0	42.9%	98.5%	100.3%
MAPFRE INTERNACIONAL	32.9	13.4%	1.7	0.0%	104.6%	105.6%
INT'L. DIRECT INSURANCE DIVISION	2,551.6	17.3%	73.9	12.8%	101.4%	102.5%
REINSURANCE	1,333.7	9.8%	69.7	8.9%	92.3%	92.8%
ASSISTANCE	330.5	6.5%	7.1	4.4%	92.5%	93.7%

1) The figures for the Life business correspond to the expense ratio as a percentage of average third-party funds under management (annualised ratio).
2) In 2007, the Motor Insurance business in the Canary Islands, previously in a subsidiary of MAPFRE SEGUROS GENERALES, is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, are included in MAPFRE SEGUROS GERAIS. Throughout this document, these changes have also been applied to the pro forma figures for 2006, in order to permit homogenous comparisons. Data for MAPFRE VIDA includes BANKINTER VIDA.
3) Consolidated proportionally (25%)

Million Euros

Breakdown of premiums by distribution channel in Spain

	AGENTS AND OTHER CHANNELS			BANK CHANNEL			TOTAL		
	9M 2007	9M 2006	Var. %	9M 2007	9M 2006	Var. %	9M 2007	9M 2006	Var. %
LIFE & SAVINGS[2]									
MAPFRE VIDA - recurring business	713.1	653.5	9.1%	904.5	587.5	54.0%	1,617.6	1,241.0	30.3%
Other companies[1]	—	—	—	62.1	—	—	62.1	—	—
MOTOR[2]	1,826.2	1,845.5	-1.0%	31.4	24.8	26.6%	1,857.6	1,870.3	-0.7%
GENERAL INSURANCE[2]	775.8	724.0	7.2%	91.4	107.3	-14.8%	867.2	831.3	4.3%
AGRICULTURAL & LIVESTOCK	178.9	169.5	5.5%	0.3	0.2	50.0%	179.2	169.7	5.6%
HEALTH	403.4	367.0	9.9%	24.3	20.8	16.8%	427.7	387.8	10.3%
COMMERCIAL INSURANCE[2]	1,036.0	967.6	7.1%	22.0	20.5	7.3%	1,058.0	988.1	7.1%
NON-LIFE	4,220.3	4,073.6	3.6%	169.3	173.6	-2.5%	4,389.7	4,247.2	3.4%
LIFE									
MAPFRE VIDA - Large corporate operations							83.9	53.6	56.5%
Consolidation adjustments							—	—	—
TOTAL	4,933.4	4,727.1	4.4%	1,135.9	761.1	49.2%	6,153.3	5,541.8	11.0%

Million Euros

1) Includes premiums for BANKINTER VIDA and CCM VIDA Y PENSIONES from the date of their consolidation in MAPFRE. BANKINTER VIDA is fully consolidated, while CCM VIDA Y PENSIONES is consolidated proportionally, based on the percentage of ownership (25%)
2) In 2007, the Motor Insurance business in the Canary Islands, previously in a subsidiary of MAPFRE SEGUROS GENERALES, is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, are included in MAPFRE SEGUROS GERAIS. Throughout this document, these changes have also been applied to the pro forma figures for 2006, in order to permit homogenous comparisons.

Non-life account

MAPFRE

	9M 2007	9M 2006[1]	% 07/06
Gross written and accepted premiums	7,058.8	6,685.0	5.6%
Premiums earned, net of ceded and retroceded reinsurance	5,628.1	5,214.4	7.9%
Net claims incurred and variation in other technical provisions	-3,875.9	-3,675.1	5.5%
Operating expenses, net of reinsurance	-1,296.4	-1,166.3	11.2%
Other technical income and expenses	-55.9	-57.9	-3.5%
Technical result	**399.9**	**315.1**	26.9%
Net financial income and other non-technical income and expenses	387.2	395.8	-2.2%
Result of Non-life business	**787.1**	**710.9**	10.7%
Non-life loss ratio[2]	68.9%	70.5%	
Non-life expense ratio[2]	24.0%	23.5%	
Non-life combined ratio[2]	92.9%	94.0%	

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

2) Ratios calculated over net premiums earned.

Million Euros

Development of Non-life results

- The increase in gross written and accepted premiums is due mainly to:
  - A rise of 15.4% at MAPFRE AMÉRICA, thanks to the sustained development of business in Brazil and Mexico;
  - An increase of 9.3% at MAPFRE RE, thanks to good business development, especially in Latin America, the USA and Asia;
  - An increase of 7.1% at MAPFRE EMPRESAS, due to the growth in insurance products for SMEs in the domestic market, and the favourable performance of the Global Risks business and the credit and surety line;
  - A volume of Motor insurance premiums in Spain practically at the same level as the previous year, as a result of the slowdown in the sales of new cars and the selective adjustment of rates for risks with low loss experience.
- The loss ratio has declined significantly in: Motor insurance in Spain, due to a relatively low claims frequency, in Latin America and Commercial insurance. This has mitigated the increase in large claims costs.
- The slight increase in the expense ratio is due primarily to higher advertising and IT costs in Spain, the expansion of the distribution network in Latin America and the lower contribution of reinsurance commissions in Commercial insurance in Spain, as a result of higher retention levels. This increase has been partially mitigated by the notable cost containment at the GENERAL INSURANCE OPERATING UNIT.
- Financial income decreased, primarily because of lower gains from the realisation of real estate investments at MAPFRE AUTOMÓVILES and lower interest rates in Latin America.

Non-Life income statement: effect of large claims

- The claims experience of the third quarter of the year for the Non-Life businesses reflects the impact of the blackout in Barcelona, which mainly affected MAPFRE EMPRESAS, the floods in Spain, which affected MAPFRE SEGUROS GENERALES, and hurricanes and typhoons, which affected MAPFRE AMÉRICA, MAPFRE EMPRESAS and MAPFRE RE.

- The impact of these claims on the consolidated results, net of reinsurance, amounted to (before taxes):

	Impact
Barcelona blackout	8.2
Floods in Spain	6.5
Peru earthquake	4.9
UK floods	7.3
Hurricanes and typhoons	5.4
TOTAL	32.3

Million Euros

Life income statement

MAPFRE

	9M 2007	9M 2006[1]	% 07/06
Gross written and accepted premiums	2,308.9	1,693.9	36.3%
Premiums earned, net of ceded and retroceded reinsurance	2,181.4	1,597.6	36.5%
Net claims incurred and variation in other tech. reserves	-2,226.8	-1,732.6	28.5%
Operating expenses, net of reinsurance	-308.1	-245.2	25.7%
Other technical income and expenses	-7.8	-4.3	81.4%
Technical result	**-361.3**	**-384.5**	-6.0%
Net financial income	504.6	490.1	3.0%
Unrealised gains/losses in Unit-Linked products	3.6	14.5	-75.2%
Result of Life business	**146.9**	**120.1**	22.3%

Million Euros

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

Development of Life results

- The notable growth in premiums reflects:
  - the significant increase in the winning of single premium savings products through the CAJA MADRID network;
  - a larger issuance of savings and group insurance through the agency network;
  - the sustained growth in Life - Protection premiums;
  - the strong development of business volumes in Brazil.

- The increase in expenses comes primarily from the AMÉRICA OPERATING UNIT, where the notable development of the business and the expansion of the distribution network have led to increases in commissions paid, salaries and other distribution costs.

- The development in financial income reflects the effect of the rise in interest rates, which was larger than in the same period of the previous year, resulting in a comparatively larger decrease in the value of hedging swaps. This impact is compensated by a smaller net appropriation of mathematical reserves through shadow accounting adjustments.

Other business activities

	9M 2007	9M 2006[1]	% 07/06
Operating revenues	385.6	374.4	3.0%
Operating expenses	-345.6	-337.9	2.3%
Net financial income	-24.3	-10.5	131.4%
Results from minority interests	11.0	9.9	11.1%
Other net revenues	-0.3	0.0	—
Results from Other business activities	**26.4**	**35.9**	-26.5%

Million Euros

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

Development of results from other business activities

- The development of revenues and results mainly reflects:

  - The reduction in revenues at MAPFRE INMUEBLES, due to the concentration of the deliveries of new homes in the last quarter of this year. Under IFRS, revenues and profits can only be recognised upon the delivery of buildings.

  - An increase of 12.7% in the volume of assets managed by MAPFRE INVERSIÓN, which amounted to €5,666.5 million (€4,119.7 million in mutual funds and managed portfolios, with an increase of 12.8%, and €1,546.8 million in pension funds, a rise of 12.6%).

  - Larger business volumes at MAPFRE QUAVITAE, mainly as a result of higher occupancy levels.

  - Larger financial expenses arising from the increase in debt levels at the holding company MAPFRE S.A. and MAPFRE INMUEBLES.

Results

	9M 2007	9M 2006[1]	% 07/06
Result before tax and minority interests	**960.4**	**866.9**	10.8%
Taxes	-290.1	-272.6	6.4%
Result after tax	**670.3**	**594.3**	12.8%
Result attributable to minority interests	-165.1	-137.7	19.9%
Result after tax and minority interests	**505.2**	**456.6**	10.6%

- Taxes grew at a slower rate than the gross result, due mainly to the reduction in the corporate tax rate in Spain to 32.5% (35% in 2006).
- The result attributable to minority interests grew faster than the result after tax, due to the 18.1% increase in results after tax at MAPFRE – CAJA MADRID HOLDING.

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

Million Euros

Balance sheet

	9M 2007	9M 2006[1]	% 07/06
ASSETS			
Goodwill	1,006.8	599.0	68.1%
Fixed assets	1,210.0	1,109.2	9.1%
Investments	26,515.2	24,366.2	8.8%
Participation by reinsurance in technical reserves	2,135.8	1,778.9	20.1%
Other assets	6,690.8	6,434.5	4.0%
TOTAL ASSETS	**37,558.6**	**34,287.8**	9.5%
LIABILITIES			
Shareholders' Equity	4,293.4	3,876.8	10.7%
Minority interests	1,293.0	1,020.4	26.7%
Debt	1,536.0	734.5	109.1%
Technical reserves	26,187.3	23,897.4	9.6%
- Life assurance reserves	15,985.3	14,895.9	7.3%
- Other technical reserves	10,202.0	9,001.5	13.3%
Reserves for risks and expenses	238.0	189.7	25.5%
Other liabilities	4,010.9	4,569.0	-12.2%
TOTAL LIABILITIES	**37,558.6**	**34,287.8**	9.5%

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

Million Euros

MAPFRE

Effect on the Balance Sheet of recent acquisitions

- The incorporation of the recent acquisitions has had the following impact on the main balance sheet figures[1]:

	BANKINTER VIDA	CCM VIDA Y PENSIONES	GENEL SIGORTA	TOTAL
Intangible assets	220.9	46.3	129.4	396.6
Total assets	485.7	238.0	525.3	1,249.0
Technical reserves	429.8	225.0	228.2	883.0

Million Euros

1) Figures for the first nine months of the year, adjusted, where applicable, by the percentage of ownership. BANKINTER VIDA and GENEL SIGORTA are fully consolidated, while CCM VIDA Y PENSIONES is consolidated proportionally, based on the percentage of ownership (25%).

Statement of changes in consolidated equity

	2007	2006[1]
BALANCE AS AT PRIOR YEAR END	**5,054.2**	4,466.5
Additions and deductions accounted for directly in equity		
Investments available for sale	-412.3	-315.4
Translation adjustments	-9.5	-32.7
Shadow accounting - Life assurance	360.9	283.9
TOTAL	-61.0	-64.2
Result for the period	670.3	594.3
Distribution of previous year's result	-174.4	-90.8
Interim dividend for the year	—	—
Other items	97.2	-8.6
BALANCE AS AT 30th SEPTEMBER	**5,586.4**	4,897.2

Million Euros

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

Development of the consolidated equity

- The variation in the consolidated equity in the first nine months of the year reflects:
  - The retained result for the nine months;
  - The lower variation in translation differences, as a result of a comparatively smaller appreciation of the Euro versus the US Dollar, together with the appreciation of some Latin American currencies;
  - The impact of interest rate increases, which was higher compared to the same period of the previous year, resulting in a comparatively larger reduction in the value of the investments available for sale, as well as in unrealised gains recognised in Life assurance reserves and consolidated equity through shadow accounting adjustments;
  - The increase in the dividend.
- The variation in "Other items" corresponds fundamentally to the incorporation of the minorities in BANKINTER VIDA, GENEL SIGORTA and IBERICAR.

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

MAPFRE AUTOMÓVILES

MAPFRE

- Motor insurance premiums in Spain are practically at the same level as the previous year, as a result of the slowdown in the sales of new cars and the selective adjustment of rates for risks with low loss experience. The number of vehicles insured by MAPFRE reached 5,832,000 (5,729,000 as at 31.12.2006)

- The loss ratio has declined, thanks to the containment of the average cost of claims and the reduction in frequency.

- The increase in the expense ratio reflects mainly the slowdown in premiums. In addition, there has been an increase in advertising and IT costs.

- During the first nine months of 2007, MAPFRE AUTOMÓVILES recorded a net gain from the realisation of real estate investments of €18.5 million versus €35 million in the first nine months of 2006. Excluding these gains, the net result would have increased by 27.4%.

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	**1,857.6**	1,870.3	-0.7%
Net premiums earned	**1,815.5**	1,814.6	0.0%
Underwriting result	**184.6**	131.0	40.9%
Net financial income	**124.2**	139.6	-11.0%
Other business activities	**4.6**	2.4	91.7%
Other non-technical results	**11.8**	19.7	-40.1%
Gross result[1]	**325.2**	292.8	11.1%
Net result	**227.2**	198.5	14.5%
Investments	**2,524.3**	2,326.2	8.5%
Technical reserves	**2,543.7**	2,557.3	-0.5%
Equity	**1,027.6**	759.6	35.3%
Non-life loss ratio[2]	**74.6%**	79.0%	
Non-life expense ratio[2]	**15.2%**	13.8%	
Non-life combined ratio[2]	**89.8%**	92.8%	
ROE[3]	**32.7%**	33.7%	

Figures for both years include data for the Motor business of MAPFRE GUANARTEME.

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

GENERAL INSURANCE OPERATING UNIT

- The development of premiums reflects sustained growth in lines, such as Household insurance (9.1%) and Multi-peril (7.8%), and the slowdown in the sale of mortgage payment protection insurance ("Hipoteca Protegida").

- The net result reflects:
  - The growth in the total underwriting result, driven by:
    - the positive effect of the cost reduction programme which is being carried out by the Unit;
    - the rise in the loss ratio, which was particularly low in the same period of the previous year;
    - a higher retention level.
  - the increase in the financial result, reflecting a more active investment policy and realisation gains of €8.3 million before taxes (€5.6 million in the first nine months of 2006);
  - the rise in other non-technical results due to the reversal of provisions.

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	867.2	831.3	4.3%
- Burial Insurance	223.3	214.1	4.3%
- Other business lines	643.9	617.2	4.3%
Net premiums earned	736.6	656.5	12.2%
Underwriting result	77.6	72.6	6.9%
Net financial income	45.4	37.5	21.1%
Other business activities	1.9	2.9	-34.5%
Other non-technical results	5.3	0.8	—
Gross result (1)	130.2	113.8	14.4%
Net result	87.6	74.4	17.7%
Investments	1,183.0	972.4	21.7%
Technical reserves	1,272.4	1,149.3	10.7%
Shareholders' equity	303.7	292.9	3.7%
Non-life loss ratio(2)	63.3%	60.1%	
Non-life expense ratio(2)	26.0%	28.6%	
Non-life combined ratio(2)	89.2%	88.7%	
ROE(3)	37.5%	32.0%	

Figures for both years do not include data for the Industrial Risks portfolio and the Motor business of MAPFRE GUANARTEME.

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

COMMERCIAL INSURANCE OPERATING UNIT

- The Unit's results reflect:
  - the notable increase in premiums, due to the growth in insurance products for SMEs in the domestic market, and the favourable performance of the Global Risks business and of the credit and surety line;
  - the improvement in the loss ratio of all the lines in which the Unit operates, which has mitigated the claims arising in the third quarter from the blackout in Barcelona and hurricane Dean in Mexico;
  - the increase in the retention levels, which has resulted in an increase in the expense ratio, due to a lower contribution from reinsurance commissions.

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	**1,058.0**	988.1	7.1%
- Industrial business	**452.3**	416.9	8.5%
- Global Risks	**509.8**	480.0	6.2%
- Credit and Surety business	**95.9**	91.2	5.2%
Net premiums earned	**387.6**	343.0	13.0%
Underwriting result	**63.0**	52.6	19.8%
Net financial income	**43.3**	35.2	23.0%
Other business activities	**-3.1**	-0.7	—
Other non-technical results	**2.4**	2.8	-14.3%
Gross result [1]	**105.6**	90.0	17.3%
Net result	**71.4**	57.4	24.4%
Investments	**1,321.7**	1,186.5	11.4%
Technical reserves	**2,491.2**	2,192.2	- 13.6%
Shareholders' equity	**376.4**	303.9	23.9%
Non-life loss ratio[2]	**63.3%**	69.0%	
Non-life expense ratio[2]	**20.4%**	15.6%	
Non-life combined ratio[2]	**83.7%**	84.7%	
ROE[3]	**27.0%**	26.8%	

Figures for both years include data for the Industrial Risks portfolio of MAPFRE GUANARTEME (transferred to the Unit, with accounting effect from 01.01.2006) and do not include data for the branch in Portugal of MAPFRE CAUCIÓN Y CRÉDITO (included within MAPFRE SEGUROS GERAIS)

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

LIFE ASSURANCE OPERATING UNIT

- The increase in premiums reflects:
  - the significant increase in the winning of single premium savings products through the CAJA MADRID network;
  - a larger issuance of savings and group insurance through the agency network;
  - the sustained growth in Life - Protection premiums.

- The growth in funds under management is due to:
  - the increase in the issuance of Life – Savings assurance;
  - the growth in Mutual Funds and managed portfolios;
  - net inflows of pension funds through the agency network;
  - the integration of BANKINTER VIDA.

	9M 2007	9M 2006	% 07/06
Technical Reserves Spanish GAAP	14,449.2	13,136.0	10.0%
IFRS adjustments	567.1	1,380.1	-58.9%
Technical Reserves IFRS	15,016.3	14,516.1	3.4%
Mutual Funds and managed portfolios	4,119.7	3,652.1	12.8%
Pension Funds	2,648.2	1,374.3	92.7%
Third-party funds under management			
IFRS	21,784.3	19,542.5	11.5%
Spanish GAAP	21,217.2	18,162.4	16.8%
Gross written and accepted premiums	1,709.1	1,294.6	32.0%
Net premiums earned	1,641.9	1,222.0	34.4%
Underwriting and financial result	106.7	99.2	7.6%
Other business activities	45.0	37.4	20.3%
Other non technical results	0.0	0.0	—
Gross result (1)	151.8	136.6	11.1%
Net result	103.0	89.7	14.8%
Investments	16,241.3	15,909.4	2.1%
Shareholders' equity	709.0	627.2	13.0%
Expense Ratio(2)	0.9%	0.9%	
ROE(3)	20.3%	20.5%	

Figures for both years do not include data for the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

1) Before taxes and minority interests.
2) Net operating expenses / average third-party funds under management (annualised ratio).
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

LIFE ASSURANCE OPERATING UNIT:
Premiums breakdown[1]

	9M 2007	9M 2006	% 07/06
Regular Premiums	258.7	271.2	-4.6%
- Agents and other channels	239.1	248.8	-3.9%
- Bank channel	19.6	22.4	-12.5%
CAJA MADRID	19.6	22.4	-12.5%
BANKINTER VIDA	0.0	0.0	
Single Premiums	1,215.1	809.1	50.2%
- Agents and other channels	429.3	330.0	30.1%
- Bank channel	785.8	479.1	64.0%
CAJA MADRID	784.3	479.1	63.7%
BANKINTER VIDA	1.5	0.0	
Life premiums - Savings	1,473.8	1,080.3	36.4%
Life Premiums - Protection	235.3	214.3	9.8%
- Agents and other channels	128.6	128.3	0.2%
- Bank channel	106.7	86.0	24.1%
CAJA MADRID	100.6	86.0	17.0%
BANKINTER VIDA	6.1	0.0	
TOTAL PREMIUMS	1,709.1	1,294.6	32.0%
CCM VIDA Y PENSIONES (2)	54.5	—	—
Life - Savings	51.4	—	—
Life - Protection	3.1	—	—
TOTAL LIFE PREMIUMS	1,763.6	1,294.6	36.2%
Agents and other channels	797.0	707.1	12.7%
Bank channel	966.6	587.5	64.5%

1) Figures for both years do not include data for the branch in Portugal, included in MAPFRE SEGUROS GERAIS.
2) Figures for CCM VIDA Y PENSIONES correspond to the premiums issued from the date of its consolidation in MAPFRE. The consolidated financial statements of MAPFRE contain that part of the results accruing and adjusted by the percentage of ownership (25%).

Million Euros

LIFE ASSURANCE OPERATING UNIT:
Breakdown of funds under management[1]

	9M 2007	9M 2006	% 07/06
Regular premiums insurance	4,313.7	4,393.3	-1.8%
- Agents channel and others	3,950.5	4,032.6	-2.0%
- Bank channel (CAJA MADRID)	363.2	360.7	0.7%
Single-premiums insurance	9,725.6	9,655.2	0.7%
- Agents channel and others	4,662.9	4,775.1	-2.3%
- Bank channel (CAJA MADRID)	5,062.6	4,880.1	3.7%
Life assurance - Protection	215.4	176.2	22.2%
- Agents channel and others	41.2	36.9	11.7%
- Bank channel (CAJA MADRID)	174.3	139.4	25.0%
BANKINTER VIDA	410.4	—	—
Mathematical reserves	14,665.0	14,224.7	3.1%
Other reserves	332.0	291.4	13.9%
Other reserves BANKINTER VIDA	19.4	—	—
TOTAL TECHNICAL RESERVES	15,016.3	14,516.1	3.4%
Mutual funds and managed portfolios	4,119.7	3,652.1	12.8%
Pension funds	1,546.8	1,374.3	12.6%
- Individual system	1,363.3	1,213.2	12.4%
- Employers' system	183.5	161.1	13.9%
Pension Funds BANKINTER VIDA	1,101.4	—	—
MANAGED SAVINGS	21,784.3	19,542.5	11.5%
CCM VIDA Y PENSIONES [2]	1,233.3	—	—
- Technical Reserves	900.2	—	—
- Pension Funds	333.1	—	—
TOTAL MANAGED SAVINGS	23,017.6	19,542.5	17.8%

Million Euros

1) Figures for both years do not include data for the branch in Portugal, included in MAPFRE SEGUROS GERAIS.
2) Figures for CCM VIDA Y PENSIONES correspond to the close of the third quarter. The consolidated financial statements and the funds under management of MAPFRE contain its share of these figures calculated on the basis of its percentage of ownership (25%).

LIFE ASSURANCE OPERATING UNIT: Change in funds under management(1)

MAPFRE

	9M 2007	9M 2006
IFRS technical reserves (2)	133.2	-24.8
> Variation under Spanish GAAP (3)	709.4	416.2
Mutual funds	342.4	555.0
> Net sales	-57.0	49.0
Pension funds	53.6	86.9
> Net sales	29.0	30.5

Figures for both years do not include data for the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period, as well as the variation in funds managed by BANKINTER VIDA and CCM VIDA Y PENSIONES.
2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates.
3) Variation of technical reserves for each year calculated under Spanish GAAP.

Million Euros

AMÉRICA OPERATING UNIT

- The 26.6% increase in the Unit's gross result mainly reflects:
  - the sustained growth in business volumes, especially in Brazil and Mexico
  - the impact of the depreciation of the US Dollar, which has been especially significant in the results of Puerto Rico;
  - the reduction in the loss ratio, which has mitigated the claims arising from the earthquake in Peru and hurricane Dean;
  - the reduction in interest rates in the area.

- The increase in the net result is affected by strong growth in the Brazilian business activities, which are subject to a tax rate of 38% and are influenced by the minority interests in MAPFRE NOSSA CAIXA.
- During the first nine months of 2007, 147 new branches were opened (21 direct and 126 delegated).

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	2,184.5	1,846.1	18.3%
Net premiums earned	1,684.6	1,387.2	21.4%
Underwriting and financial result	103.6	81.1	27.7%
Other business activities	0.0	0.0	—
Other non-technical results	-3.2	-1.8	77.8%
Gross result (1)	100.4	79.3	26.6%
Net result	66.2	59.7	10.9%
Investments	2,273.0	1,820.3	24.9%
Technical reserves	2,301.3	1,807.4	27.3%
Shareholders' equity	1,115.9	871.9	28.0%
Non-life loss ratio(2)	66.9%	68.0%	
Non-life expense ratio(2)	34.7%	34.6%	
Non-life combined ratio(2)	101.6%	102.6%	
ROE(3)	10.0%	10.6%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

AMÉRICA OPERATING UNIT:
Premiums and results by country

MAPFRE

	PREMIUMS				RESULTS [1]			
COUNTRY	9M 2007	9M 2006	% 07/06	Local Currency % 07/06	9M 2007	9M 2006	% 07/06	Local Currency % 07/06
BRAZIL [2]	593.7	452.8	31.1%	29.0%	39.8	21.8	82.6%	79.7%
VENEZUELA	219.9	224.9	-2.2%	6.4%	23.9	24.5	-2.4%	6.1%
PUERTO RICO	206.5	204.7	0.9%	8.6%	13.9	19.4	-28.4%	-22.8%
MEXICO	317.7	245.7	29.3%	38.6%	9.4	5.5	70.9%	82.3%
ARGENTINA	224.0	209.3	7.0%	17.3%	4.2	5.2	-19.2%	-11.7%
OTHER COUNTRIES [3]	260.9	199.5	30.8%	—	0.4	-1.3	-130.8%	—
Holding and consolidation adjustments	—	—	—	—	-3.7	-2.2	—	—
MAPFRE AMÉRICA	1,822.8	1,536.9	18.6%	—	87.9	73.0	20.4%	—
BRAZIL	285.7	240.1	19.0%	17.1%	9.1	4.0	127.5%	123.5%
ARGENTINA	9.7	6.8	42.6%	55.9%	2.0	1.3	53.8%	71.4%
OTHER COUNTRIES [4]	66.3	62.3	6.4%	—	2.2	0.9	144.4%	—
Holding and consolidation adjustments	—	—	—	—	-0.9	0.1	—	—
MAPFRE AMÉRICA VIDA	361.7	309.2	17.0%	—	12.5	6.3	98.4%	—
AMÉRICA OPERATING UNIT	2,184.5	1,846.1	18.3%	—	100.4	79.3	26.6%	—

Million Euros

1) Before taxes and minority interests.
2) Figures for Brazil at the end of September 2007 include the following figures for MAPFRE NOSSA CAIXA: premiums: €106 million (€49.3 million in the first nine months of 2006); result before taxes and minority interests €17.5 million (€3.7 million in the first nine months of 2006).
3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.
4) Includes Chile, Colombia and Peru.

AMÉRICA OPERATING UNIT:
Key events of the third quarter

- In Puerto Rico, the increase in car loans delinquency rates has begun to abate, thanks to improvements in credit selection criteria, which are resulting in a moderation of the negative trend of the loss experience.

- During the third quarter, Motor insurance rates have been increased in Argentina, as a result of the worsening in the loss experience.

- MAPFRE AMÉRICA has signed contracts with ABN AMRO REAL and ABN AMRO BANK, for the purchase of 100% of REAL PARAGUAYA DE SEGUROS for an amount of USD 7.5 million (approximately €5.3 million) and 100% of REAL URUGUAYA DE SEGUROS for an amount of USD 9 million (approximately €6.4 million).

MAPFRE RE

MAPFRE

- The increase in premiums reflects good business development, especially in Latin America, the USA and Asia, as well as strong growth in the Life assurance line.
- The increase in the loss ratio is due mainly to a larger incidence of catastrophe claims compared to the previous year. The claims of this type recorded in the first nine months of the year amounted to €19.1 million, before taxes.
- The notable reduction in the expense ratio is a result of faster growth in net premiums earned with respect to the same period last year.
- During the third quarter, MAPFRE RE has sold its subsidiary MRC to MAPFRE INTERNACIONAL, generating a loss of €3.4 million arising from translation differences. Excluding this effect, the net result would increase 14.2%.

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	**1,206.6**	1,093.7	10.3%
- of which Life premiums	**93.3**	75.5	23.6%
Net premiums earned	**763.2**	661.3	15.4%
Underwriting result	**58.3**	49.6	17.5%
Net financial income	**50.7**	46.9	8.1%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-3.5**	-1.4	-150.0%
Gross result [1]	**105.5**	95.1	10.9%
Net result	**69.7**	64.0	8.9%
Investments	**1,899.2**	1,723.4	10.2%
Technical reserves	**1,778.8**	1,636.1	8.7%
Shareholders' equity	**705.8**	663.8	6.3%
Non-life loss ratio[2]	**61.2%**	57.7%	
Non-life expense ratio[2]	**31.1%**	35.1%	
Non-life combined ratio[2]	**92.3%**	92.8%	
ROE[3]	**12.1%**	12.2%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

Key figures of other subsidiaries

	Revenues [1]		Gross result		Net result	
	9M 2007	9M 2006	9M 2007	9M 2006	9M 2007	9M 2006
FULLY CONSOLIDATED						
MAPFRE AGROPECUARIA	190.4	179.5	10.7	15.2	7.2	9.9
MAPFRE CAJA SALUD	447.4	404.0	22.1	18.7	15.0	11.9
MAPFRE SEGUROS GERAIS	127.7	125.9	8.1	6.4	6.0	4.2
MAPFRE QUAVITAE	89.4	76.5	0.1	0.2	-0.6	-0.3
MAPFRE INMUEBLES	30.1	67.2	3.4	9.7	2.3	6.3
EQUITY ACCOUNTED [2]						
BANCO DE S. F. CAJA MADRID - MAPFRE	39.1	31.7	5.6	4.6	3.1	2.0
GESMADRID	6.4	6.8	3.5	4.4	2.4	2.8
CAJA MADRID PENSIONES	4.4	3.8	2.5	2.1	1.7	1.4
CAJA MADRID BOLSA	8.6	7.7	5.4	5.1	3.7	3.3

Million Euros

1) In the case of companies accounted for by the equity method, figures correspond to operating revenues.
2) Adjusted by the percentage of ownership.

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

Organisational chart



MAPFRE S.A.
51%
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA MAPFRE INVERSIÓN MAPFRE VIDA PENSIONES
100%
30%
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
100%
MAPFRE SEGUROS GENERALES
MAPFRE AUTO-MÓVILES
100%
100%
MAPFRE CAJA SALUD
MAPFRE AGRO-PECUARIA
100%
FAMILY DIVISION
100%
MAPFRE EMPRESAS
100%
MAPFRE CAUCIÓN Y CRÉDITO
100%
MAPFRE INMUEBLES
67%
MAPFRE QUAVITAE
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID MAPFRE
89%
MAPFRE AMÉRICA
MAPFRE AMÉRICA VIDA
88%
100%
MAPFRE INTER-NACIONAL
MAPFRE SEGUROS GERAIS
100%
INTERNATIONAL DIRECT INSURANCE DIVISION
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

Key quarterly consolidated figures[1]

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Non-life gross written premiums	2,673.4	2,057.0	1,954.6	1,767.2	2,751.9	2,249.5	2,057.4
Life gross written premiums	648.9	598.7	446.3	786.6	637.0	738.5	933.4
Total gross written premiums	3,322.3	2,655.7	2,400.9	2,553.8	3,388.9	2,988.0	2,990.8
Net result	154.9	145.6	156.1	153.6	169.7	165.9	169.6
Earnings per share (Euro cents)	6.8	6.4	6.9	6.8	7.4	7.3	7.5

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

Million Euros

Consolidated income statement

MAPFRE

	9M 2007	9M 2006[1]	% Var. 07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	7,058.8	6,685.0	5.6%
Premiums earned, net of ceded and retroceded reinsurance	5,628.1	5,214.4	7.9%
Net claims incurred and variation in other technical provisions	-3,875.9	-3,675.1	5.5%
Operating expenses, net of reinsurance	-1,296.4	-1,166.3	11.2%
Other technical income and expenses	-55.9	-57.9	-3.5%
Technical Result	399.9	315.1	26.9%
Net fin'l. income and other non-technical income and expenses	387.2	395.8	-2.2%
Result of Non-life business	787.1	710.9	10.7%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,308.9	1,693.9	36.3%
Premiums earned, net of ceded and retroceded reinsurance	2,181.4	1,597.6	36.5%
Net claims incurred and variation in other technical reserves	-2,226.8	-1,732.6	28.5%
Operating expenses, net of reinsurance	-308.1	-245.2	25.7%
Other technical income and expenses	-7.8	-4.3	81.4%
Technical Result	-361.3	-384.5	-6.0%
Net financial income and other non-technical income	504.6	490.1	3.0%
Unrealised gains and losses in Unit-Linked products	3.6	14.5	-75.2%
Result of Life business	146.9	120.1	22.3%
OTHER BUSINESS ACTIVITIES			
Operating revenues	385.6	374.4	3.0%
Operating expenses	-345.6	-337.9	2.3%
Other revenues and expenses	-13.6	-0.6	—
Results from other business activities	26.4	35.9	-26.5%
Result before tax and minority interests	960.4	866.9	10.8%
Taxes	-290.1	-272.6	6.4%
Result after tax	670.3	594.3	12.8%
Result attributable to minority interests	-165.1	-137.7	19.9%
Result after tax and minority interests	505.2	456.6	10.6%
Non-life loss ratio [2]	68.9%	70.5%	
Non-life expense ratio [2]	24.0%	23.5%	
Non-life combined ratio [2]	92.9%	94.0%	

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes, using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.
2) Ratios as a % of net premiums earned.

Million Euros

Profit breakdown by units and companies

MAPFRE

	Net Result	Minority Interests	Contribution to consolidated result 9M 2007 € Million	Contribution to consolidated result 9M 2007 %	Contribution to consolidated result 9M 2006 € Million	Contribution to consolidated result 9M 2006 %
INSURANCE ACTIVITIES						
MOTOR [1]	219.4		219.4	43.4%	190.8	41.8%
LIFE AND SAVINGS [2]	103.0	-50.5	52.5	10.4%	45.7	10.0%
GENERAL INSURANCE	87.6	-42.9	44.7	8.8%	36.6	8.0%
COMMERCIAL INSURANCE	71.4	-35.0	36.4	7.2%	31.2	6.8%
HEALTH	15.0	-7.4	7.7	1.5%	6.1	1.3%
MAPFRE GUANARTEME	7.8	-3.8	4.0	0.8%	3.9	0.9%
Life branch in Portugal	1.6	-0.8	0.8	0.2%	0.5	0.1%
Credit & Surety branch in Portugal	0.2	-0.1	0.1	—	-0.1	—
Individual result and consolidation adjustments			-1.9	-0.4%	-1.7	-0.4%
MAPFRE-CAJA MADRID HOLDING			144.3	28.6%	122.2	26.8%
MAPFRE AGROPECUARIA	7.2		7.2	1.4%	9.9	2.2%
CCM VIDA Y PENSIONES	0.2		0.2	—	—	—
OTHER ACTIVITIES						
MAPFRE INMUEBLES	2.3		2.3	0.5%	6.3	1.4%
MAPFRE QUAVITAE	-0.6	0.3	-0.3	-0.1%	-0.2	0.0%
BANCO DE S.F. CAJA MADRID - MAPFRE			3.1	0.6%	2.1	0.5%
COMPANIES OPERATING MAINLY IN SPAIN			376.1	74.4%	331.0	72.5%
MAPFRE AMÉRICA	59.2	-6.5	52.7	10.4%	49.2	10.8%
MAPFRE AMÉRICA VIDA	7.0	-0.9	6.1	1.2%	3.1	0.7%
MAPFRE RE	69.7	-8.4	61.3	12.1%	56.2	12.3%
ASSISTANCE OPERATING UNIT	7.1		7.1	1.4%	6.8	1.5%
MAPFRE SEGUROS GERAIS	4.2	-0.5	3.7	0.7%	3.0	0.7%
MAPFRE INTERNACIONAL [3]	1.7		1.7	0.3%	1.7	0.4%
COMPANIES OPERATING MAINLY ABROAD			132.6	26.2%	120.0	26.3%
Other companies and consolidation adjustments			-3.6	-0.7%	5.6	1.2%
MAPFRE S.A. [1]			505.2	100.0%	456.6	100.0%

Million Euros

1) The figures for the first nine months of 2006 have been calculated using the pro forma financial statements of MAPFRE and MAPFRE AUTOMÓVILES, which have been prepared purely for comparative purposes, using the information included in the consolidated financial statements corresponding to the first nine months of 2006 and including of the businesses that comprise the scope of consolidation of both companies.
2) Includes BANKINTER VIDA.
3) Includes MAPFRE USA and MAPFRE INSULAR (the Philippines).

MAPFRE

Expense and loss ratios by units and companies

COMPANY	EXPENSE RATIO[1] 9M 07	EXPENSE RATIO[1] 9M 06	LOSS RATIO[2] 9M 07	LOSS RATIO[2] 9M 06	COMBINED RATIO[3] 9M 07	COMBINED RATIO[3] 9M 06
Companies operating primarily in Spain						
MAPFRE AUTOMÓVILES [4]	15.2%	13.8%	74.6%	79.0%	89.8%	92.8%
GENERAL	26.0%	28.6%	63.3%	60.1%	89.2%	88.7%
HEALTH	16.5%	15.7%	77.6%	79.3%	94.1%	95.0%
MAPFRE AGROPECUARIA	20.7%	21.1%	75.7%	72.4%	96.4%	93.5%
FAMILY DIVISION	18.2%	17.6%	72.3%	74.4%	90.5%	92.0%
COMMERCIAL INSURANCE OP. UNIT [5]	20.4%	15.6%	63.3%	69.0%	83.7%	84.7%
TOTAL NON-LIFE SPAIN	18.5%	17.4%	71.3%	73.8%	89.8%	91.2%
LIFE ASSURANCE OP. UNIT [6]	0.9%	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	34.7%	34.6%	66.9%	68.0%	101.6%	102.6%
MAPFRE SEGUROS GERAIS (Portugal)	23.4%	24.7%	75.1%	75.6%	98.5%	100.3%
MAPFRE INTERNACIONAL	62.5%	58.4%	42.1%	47.2%	104.6%	105.6%
INT'L. DIRECT INSURANCE DIVISION	34.3%	34.2%	67.1%	68.3%	101.4%	102.5%
REINSURANCE	31.1%	35.1%	61.2%	57.7%	92.3%	92.8%
ASSISTANCE	26.4%	23.4%	66.1%	70.3%	92.5%	93.7%
MAPFRE S.A. consolidated[4]	24.0%	23.5%	68.9%	70.5%	92.9%	94.0%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.
4) The figures for the first nine months of 2006 have been calculated using the pro forma financial statements of MAPFRE and MAPFRE AUTOMÓVILES, which have been prepared purely for comparative purposes, using the information included in the consolidated financial statements corresponding to the first nine months of 2006, of the businesses that comprise its scope of consolidation of both companies.
5) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.
6) Net operating expenses/average third-party funds under management (annualised ratio).

Breakdown of net equity by units and companies

MAPFRE

Total equity

	9M 2007 Share of		9M 2006 Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE AUTOMÓVILES	1027.6	—	759.6	—	35.3%	—
MAPFRE AGROPECUARIA	119.3	—	115.1	—	3.6%	—
MAPFRE VIDA	361.6	347.4	319.9	307.3	13.1%	13.1%
MAPFRE SEGUROS GENERALES	154.9	148.8	149.4	143.5	3.7%	3.7%
MAPFRE EMPRESAS	192.0	184.4	155.0	148.9	23.9%	23.9%
MAPFRE CAJA SALUD	67.9	65.3	59.9	57.6	13.4%	13.3%
MAPFRE AMÉRICA	836.0	103.3	691.9	103.4	20.8%	-0.1%
MAPFRE AMÉRICA VIDA	155.4	21.2	67.4	9.2	130.5%	130.5%
MAPFRE RE	621.1	84.7	584.1	79.7	6.3%	6.3%
MAPFRE ASISTENCIA	108.3	—	93.1	—	16.3%	—
MAPFRE SEGUROS GERAIS	64.0	—	69.9	—	-8.3%	—
CCM VIDA Y PENSIONES (1)	10.6	—	—	—	—	—
GENEL SIGORTA	205.8	51.4	—	—	—	—
OTHER COMPANIES (2)	348.5	20.8	181.7	18.7	91.8%	10.7%
MAPFRE S.A. consolidated (3)	**4,293.4**	**1,293.0**	3,876.8	1,020.4	10.7%	26.7%

1) Consolidated proportionally (25%).
2) Includes MAPFRE INMUEBLES, MAPFRE QUAVITAE, MAPFRE INTERNACIONAL, DETECTAR and FANCY.
3) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes, using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007

Million Euros

Consolidation adjustments[1]

Technical reserves		Gross written and accepted premiums	
9M 2007	9M 2006[1]	9M 2007	9M 2006[1]
636.0	564.7	512.4	460.5

1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements for the same period of those companies which were included in its scope of consolidation in January 2007.

Million Euros

Other subsidiaries
Key figures

MAPFRE

MAPFRE CAJA SALUD

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	427.7	387.8	10.3%
- Agency network[1]	403.4	367.0	9.9%
- Bank network	24.3	20.8	16.8%
Net premiums earned	316.8	288.8	9.7%
Underwriting result	18.8	14.4	30.6%
Net financial income	9.1	8.1	12.3%
Other business activities	-6.0	-4.2	42.9%
Other non-technical results	0.2	0.4	-50.0%
Gross result [2]	22.1	18.7	18.2%
Net result	15.0	11.9	26.1%
Investments	92.9	80.8	15.0%
Technical reserves	210.1	178.9	17.4%
Shareholders' equity	133.2	117.5	13.4%
Non-life loss ratio[3]	77.6%	79.3%	
Non-life expense ratio[3]	16.5%	15.7%	
Non-life combined ratio[3]	94.1%	95.0%	
ROE[4]	15.6%	14.4%	

1) Includes brokers.
2) Before taxes and minority interests.
3) Ratio as a % of net premiums earned.
4) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE AGROPECUARIA

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	179.2	169.7	5.6%
Net premiums earned	156.7	158.9	-1.4%
Underwriting result	5.7	10.5	-45.7%
Net financial income	6.0	5.6	7.1%
Other business activities	0.0	0.0	—
Other non-technical results	-1.0	-0.9	11.1%
Gross result [1]	10.7	15.2	-29.6%
Net result	7.2	9.9	-27.3%
Investments	196.3	212.6	-7.7%
Technical reserves	170.8	183.9	-7.1%
Shareholders' equity	119.3	115.1	3.6%
Non-life loss ratio[2]	75.7%	72.4%	
Non-life expense ratio[2]	20.7%	21.1%	
Non-life combined ratio[2]	96.4%	93.5%	
ROE[3]	16.0%	18.8%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

Other subsidiaries
Key figures

MAPFRE

MAPFRE INMUEBLES

	9M 2007	9M 2006	% 07/06
Operating revenues	29.8	67.0	-55.5%
EBIT	14.9	15.5	-3.9%
Net financial Income	-11.5	-5.9	94.9%
Gross result[1]	3.4	9.7	-64.9%
Net result	2.3	6.3	-63.5%
Stock	631.4	442.8	42.6%
Debt	349.7	228.9	52.8%
Shareholders' equity	142.2	96.0	48.1%
Real estate units under construction	552	350	57.7%
Land (buildable floor space, thousand m^2)	485	409	18.6%
Floor space - under construction (thousand m^2)	67	27	148.1%
ROE[2]	3.6%	7.0%	—

1) Before taxes and minority interests.
2) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE SEGUROS GERAIS

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	112.6	111.8	0.7%
Net premiums earned	90.0	92.2	-2.4%
Underwriting result	-3.4	-4.4	-22.7%
Net financial income	11.8	11.1	6.3%
Other business activities	0.0	0.0	—
Other non-technical results	-0.2	-0.4	-50.0%
Gross result [1]	8.1	6.4	26.6%
Net result	6.0	4.2	42.9%
Investments	325.5	298.9	8.9%
Technical reserves	333.0	301.6	10.4%
Shareholders' equity [2]	64.0	69.9	-8.4%
Non-life loss ratio [3]	75.1%	75.6%	
Non-life expense ratio [3]	23.4%	24.7%	
Non-life combined ratio [3]	98.5%	100.3%	
ROE[4]	9.9%	6.9%	

Figures for both years include data for the branches in Portugal of MAPFRE VIDA y MAPFRE CREDITO y CAUCIÓN

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Million Euros

Other subsidiaries
Key figures

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	9M 2007	9M 2006	% 07/06
Net interest income	76.3	62.8	21.5%
Ordinary revenues	79.8	64.8	23.1%
Operating profits	46.1	35.4	30.2%
Provisions	-34.9	-27.2	28.3%
Gross result[1]	11.4	9.4	21.3%
Net result	6.3	4.2	50.0%
Lending portfolio (net)	5,483.0	4,288.5	27.9%
Shareholders' equity	379.8	300.1	26.6%
Cost/income ratio[2]	41.1%	43.5%	
NPL ratio	2.3%	1.4%	
Coverage ratio	101.9%	159.5%	
BIS ratio	8.3%	8.5%	

1) Before taxes and minority interests.
2) Operating expenses/ Operating revenues.

MAPFRE QUAVITAE (1)

	9M 2007	9M 2006	% 07/06
Operating revenues	89.3	76.5	16.7%
EBIT	1.8	2.5	-28.0%
Total financial income	-1.7	-2.3	-26.1%
Gross result[2]	0.1	0.2	-50.0%
Net result	-0.6	-0.3	—
Financial debt	51.1	64.3	-20.5%
Shareholders' equity	47.9	43.3	10.6%
Residential centres	20	20	—
Residential places	3,373	3,373	—
Day-centres	28	27	3.7%
Day-centres places	1,179	1,099	7.3%
Teleassistance users	61,651	54,893	12.3%
Home assistance users	10,905	8,696	25.4%

1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE controls the majority of its share capital.
2) Before taxes and minority interests.

Million Euros

Other subsidiaries
Key figures

MAPFRE

MAPFRE AMÉRICA

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	1,822.8	1,536.9	18.6%
Net premiums earned	1,331.6	1,107.4	20.2%
Underwriting result	-7.1	-28.7	75.3%
Net financial income	98.5	103.7	-5.0%
Other business activities	0.0	0.0	—
Other non-technical results	-3.5	-2.0	75.0%
Gross result (1)	87.9	73.0	20.4%
Net result	59.2	56.2	5.3%
Investments	1,643.7	1,390.3	18.2%
Technical reserves	1,763.1	1,401.9	25.8%
Shareholders' equity	939.3	795.3	18.1%
Non-life loss ratio(2)	66.9%	68.0%	
Non-life expense ratio(2)	34.7%	34.6%	
Non-life combined ratio(2)	101.6%	102.6%	
ROE(3)	10.0%	10.5%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE AMÉRICA VIDA

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	361.7	309.2	17.0%
Net premiums earned	353.0	279.8	26.2%
Underwriting and financial result	12.2	6.1	100.0%
Other business activities	0.0	0.0	—
Other non-technical results	0.3	0.2	—
Gross result (1)	12.5	6.3	98.4%
Net result	7.0	3.5	100.0%
Investments	629.3	430.0	46.3%
Technical reserves	538.1	405.5	32.7%
Shareholders' equity	176.6	76.6	130.5%
ROE(2)	10.0%	11.8%	

1) Before taxes and minority interests.
2) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Millones de euros

MAPFRE

MAPFRE ASISTENCIA

	9M 2007	9M 2006	% 07/06
Operating income	325.9	303.8	7.3%
- Gross written and accepted premiums	236.9	219.8	7.8%
- Other income	89.0	84.1	5.8%
Net premiums earned	194.8	176.3	10.5%
Underwriting result	14.6	11.1	31.5%
Net financial income	1.4	0.1	—
Other business activities	-5.2	-1.5	—
Other non-technical results	-1.0	0.0	—
Gross result (1)	9.9	9.7	2.1%
Net result	7.1	6.8	4.4%
Investments	58.6	40.3	45.4%
Technical reserves	187.5	160.1	17.1%
Shareholders' equity	108.3	93.1	16.3%
Non-life loss ratio(2)	66.1%	70.3%	
Non-life expense ratio(2)	26.4%	23.4%	
Non-life combined ratio(2)	92.5%	93.7%	
ROE(3)	10.2%	10.7%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.
3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE INTERNACIONAL

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	27.1	26.4	2.7%
Net premiums earned	16.4	15.4	6.5%
Underwriting result	-0.8	-0.9	11.1%
Net financial income	4.0	2.9	37.9%
Other business activities	-0.4	0.0	—
Other non-technical results	-0.2	0.2	—
Gross result (1)	2.8	2.3	21.7%
Net result	1.7	1.7	0.0%
Investments (2)	559.8	69.3	—
Technical reserves (2)	405.5	41.7	—
Shareholders' equity (2)	163.6	45.7	—
Non-life loss ratio(3)	42.1%	47.2%	
Non-life expense ratio(3)	62.5%	58.4%	
Non-life combined ratio(3)	104.6%	105.6%	
ROE(4)	2.9%	—	

1) Before taxes and minority interests.
2) During the quarter a non monetary capital increase of €116.5 million has been carried. In exchange the company has received in consideration shareholdings in MAPFRE SEGUROS GERAIS, MAPFRE USA and SOCIETÀ CATTOLICA DI ASSICURAZIONE.
3) Ratios as a % of net premiums earned.
4) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

Millones de euros

Other subsidiaries
Key figures

GENEL SIGORTA

	9M 2007
Gross written and accepted premiums	166.6
- Life	5.0
Net premiums earned	113.8
Underwriting result	12.0
Net financial income	11.6
Other business activities	0.0
Other non-technical results	2.6
Gross result(1)	26.2
Net result	22.0
Investments	242.4
Technical reserves	228.2
Equity	257.2
Non-life loss ratio(2)	78.5%
Non-life expense ratio(2)	15.9%
Non-life combined ratio(2)	94.4%
ROE	n.a.

Consolidated figures to 30.09.2007. Balance sheet figures are included in the consolidated balance sheet of MAPFRE at the same date, while results will be included from the fourth quarter onwards for the part accrued in that period.

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Millones de euros

MAPFRE

Impact on figures for the first nine months 2006 of the changes in the grouping of businesses at subsidiaries (1)

MAPFRE SEGUROS GENERALES	MAPFRE SEGUROS GENERALES 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	958.7	831.3
Net result	79.4	74.5

MAPFRE SEGUROS GERAIS	MAPFRE SEGUROS GERAIS 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	78.5	111.8
Net result	3.4	4.2

MAPFRE AUTOMÓVILES	MAPFRE AUTOMÓVILES 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	1,770.7	1,870.3
Net result	188.4	198.5

MAPFRE VIDA	MAPFRE VIDA 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	1,322.1	1,294.6
Net result	90.5	89.7

MAPFRE EMPRESAS	MAPFRE EMPRESAS 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	966.0	988.1
Net result	61.0	57.4

Million Euros

1) In 2007, the Motor Insurance business in the Canary Islands, previously in a subsidiary of MAPFRE SEGUROS GENERALES, is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, are included in MAPFRE SEGUROS GERAIS. Throughout this document, these changes have also been applied to the pro forma figures for 2006, in order to permit homogenous comparisons.

MAPFRE

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

Nº 2007 - 32

Provisional calendar for 2007

30/10/2007	Madrid	Release of third quarter 2007 interim results
31/10/2007	Madrid	Analysts' presentation, third quarter 2007 interim results
01/11/2007	London	Analysts' presentation, third quarter 2007 interim results

Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Jesús Amadori Carrillo
+34-91-581-2086

Alberto Fernández-Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life assurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

PRESS RELEASE

MAPFRE

MAPFRE REACHES AN AGREEMENT TO ACQUIRE US INSURER COMMERCE FOR €1,538 MILLION ($2,207 MILLION)

IT WILL BE A DECISIVE STEP IN MAPFRE'S INTERNATIONAL STRATEGY AND THE LARGEST INVESTMENT IN THE HISTORY OF THE GROUP

MAPFRE and US insurer COMMERCE have announced today the signing of a merger agreement by which MAPFRE will acquire 100 per cent of the share capital of US insurer COMMERCE for €1,538 million ($2,207 million), in what represents a decisive step in its international expansion and the largest investment in the history of the Group.

The agreement foresees the merger of COMMERCE with a US subsidiary of MAPFRE. Once carried out, the shareholders of COMMERCE will receive $36.70 per share, representing a 22.5% premium over the average share price of the last 30 days.

COMMERCE is the leading writer of Non-life personal insurance lines in the state of Massachusetts (US), where it holds a 31.5% market share in personal Motor Insurance. The US insurer is currently involved in an expansion plan outside its state of origin for which it holds licences in all 50 states of the Union and operates in 17 of them.

MAPFRE will pay the consideration entirely in cash, which it plans to finance through an equity capital raising of €500 million ($718 million), the issuance of bonds up to €800 million ($1,148 million), with the balance coming from internal resources. The acquisition is expected to have a positive financial return for MAPFRE's shareholders from the beginning, raising earnings per share. The transaction is subject to the relevant regulatory authorisations and to the requisite approval of the merger agreement by the holders of at least two-thirds of the shares of COMMERCE common stock.

The acquisition underscores MAPFRE's commitment to enter the US market. COMMERCE has a total of 1,586 independent and specialised agents and 1,152 brokers and recorded gross written and accepted premiums of €1,368 million ($1,963 million) and net earnings of €168 million ($241.5 million) in 2006, with a combined

ratio below the US average (89.1%). The US insurer has, among others, a strategic agreement with the American Automobile Association (AAA) in Massachusetts for exclusive product distribution, recently renewed for a period of 20 years.

The planned transaction adds a new and important line of growth for MAPFRE, through MAPFRE INTERNACIONAL, as: it widens the international geographical coverage of its businesses; notably reinforces its distribution network in the US, as well as its management capabilities in this country, through the integration of COMMERCE local team; and will diversify its currency exposure.

After the consolidation of COMMERCE' businesses, MAPFRE's activities in the US will represent close to 10 per cent of the total premiums of the Group. MAPFRE expects to contribute to its new US business:

- its underwriting excellence and experience in the development of Non Life products;
- the development of integrated and unified IT and management control platforms;
- its experience in expanding into new business lines and territories;
- reinsurance solutions for the most appropriate protection of the portfolio.

COMMERCE began operating in Massachusetts in 1971 and ranks as the largest personal Motor insurer in this state since 1990. The insurer, specialised in personal Non-life insurance lines, is listed on the New York Stock Exchange since 1995 and has close to 2,200 employees.

MAPFRE started operations in the United States in 1993 and is currently present in Florida, New Jersey, as well as in the Associated Commonwealth of Puerto Rico. Furthermore, it has large roadside assistance operations throughout the country. MAPFRE, present in 40 countries, is the leading insurer in Spain; in Non-life insurance, it ranks as the largest group in Latin America and the tenth largest in Europe. At year end 2006, MAPFRE recorded total revenues of €13.6 billion.

In connection with the operation hereby disclosed, COMMERCE will file with the Stock Exchange Commission ("SEC"), among other materials, a proxy statement. We urge investors to read the proxy statement and these other materials when they become available because they will contain important information about COMMERCE and the proposed acquisition. Investors will be able to obtain free copies of the proxy statement (when available) as well as other filed documents containing information about the Company on the SEC's website at http://www.sec.gov. Likewise, free copies of the COMMERCE's SEC filings are also available at http://www.commerceinsurance.com (Investor Relations). MAPFRE and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies. Information regarding such

individuals is available at the web page http://www.mapfre.com and will also be available in a Schedule 13D to be filed by MAPFRE with the SEC.

Madrid, 30th October, 2007

For further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34 91 581 22 16, fax +34 91 581 83 82, e-mail susanadiaz@mapfre).

PRESS RELEASE

MAPFRE

MAPFRE INCREASES ITS RESULT BEFORE TAX BY 10.8%, EXCEEDING €960 MILLION AT THE CLOSE OF SEPTEMBER 2007

PREMIUMS GREW 11.8% AND TOTAL REVENUES REACHED €11,371.9 MILLION, UP 10.8%

MAPFRE has released today its results for the first nine months of 2007, in which the Group increased its pretax result by 10.8%, reaching €960,4 million, with the following aspects worth highlighting:

- The consolidated net result exceeded €505 million, 10.6% higher than that for the same period of the previous year.

- Total consolidated revenues amounted to €11,371.9 million (10.8% higher than that for the previous year), of which €9,367.7 million (11.8% higher) corresponded to insurance and reinsurance premiums.

- The Non-life combined ratio (sum of claims and expenses), stood at 92.9%, compared to 94% for the previous year. This management ratio has improved across virtually all Operating Units.

The premiums written and accepted by the Group's companies operating primarily in Spain reached €6,153.3 million, equivalent to an increase of 11%. The revenues of the MAPFRE's Family Division (Motor, Household, Health and Agricultural Insurance) have increased 3.5% to €3.809,5 million, while its net result has reached €337 million, a 14.3% increase over the same period of the previous year.

PRESS RELEASE **MAPFRE**

The Life Assurance Operating Unit booked revenues of €2,539.8 million, almost 25% higher than the figure for the first nine months of 2006, and has obtained a net result of €103,2 million, a 15% increase over the same period of the previous year. Third-party funds managed in Life Assurance and Savings Products have reached €23,265.5 million, a 15.6% increase.. The positive trend in Life assurance premiums reflects a significant increase in the winning of single premiums savings insurance through Caja Madrid's network.

The revenues from the Comercial Insurance Operating Unit have increased 7.8% to €1,152.9 million and its net result 24.4% to €71.4 million, reflecting the growth in insurance products for SMEs in the domestic market, as well as the favourable performance of the Global Risks business and the credit and surety line.

The revenues from premiums of the subsidiaries that operate primarily abroad reached €3,255.3 million, 14.7% higher than those for the first nine months of 2006, and their net result amounted to €226.6 million de euros, a 17.5% increase. The business in Latin America increased its net result 10.9% to €66.2 million. The development of business activities was especially significant in Brazil, with a result before tax of €48.9 million (a 89.5% increase), and Mexico, where the result before tax increased 70.9%, to €9.4 million.

MAPFRE will pay from the forthcoming 8th November onwards an interim dividend out of the results for fiscal year 2007 of €0.06 gross per share, which represents a 50% increase compared to the amount paid the previous year.

October 31st 2007, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 567 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

1. Consolidated Income Statement [1]

ITEMS	€ million		% Var.
	2007	2006	07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	7.058,8	6.685,0	5,6
Premiums earned, net of ceded and retroceded reinsurance	5.628,1	5.214,4	7,9
Net claims incurred and variation in other technical provisions	(3.875,9)	(3.675,1)	5,5
Net operating expenses	(1.296,4)	(1.166,3)	11,2
Other technical income and expenses	(55,9)	(57,9)	(3,5)
TECHNICAL RESULT	**399,9**	**315,1**	**26,9**
Net financial and other non-technical income	387,2	395,8	(2,2)
Result of the Non-life business	**787,1**	**710,9**	**10,7**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2.308,9	1.693,9	36,3
Premiums earned, net of ceded and retroceded reinsurance	2.181,4	1.597,6	36,5
Net claims incurred and variation in other technical provisions	(2.226,8)	(1.732,6)	28,5
Net operating expenses	(308,1)	(245,2)	25,7
Other technical income and expenses	(7,8)	(4,3)	81,4
TECHNICAL RESULT	**(361,3)**	**(384,5)**	**(6,0)**
Net financial and other non-technical income	504,6	490,1	3,0
Unrealised gains and losses in unit-linked investments	3,6	14,5	(75,2)
Result of the Life business	**146,9**	**120,1**	**22,3**
OTHER BUSINESS ACTIVITIES			
Operating income	385,6	374,4	3,0
Operating expenses	(345,6)	(337,9)	2,3
Other income and expenses	(13,6)	(0,6)	-
Result of the Other Business Activities	**26,4**	**35,9**	**(26,5)**
Result before tax and minority interests	**960,4**	**866,9**	**10,8**
Taxes	(290,1)	(272,6)	6,4
Result after tax	**670,3**	**594,3**	**12,8**
Result attributable to minority interests	(165,1)	(137,7)	19,9
Result attributable to MAPFRE S.A.	**505,2**	**456,6**	**10,6**

(1) The figures for the third quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A. which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into the scope of consolidation from January 2007 onwards.

2. Results breakdown by Business Unit

RESULTS BEFORE TAXES AND MINORITY INTERESTS	Million €		% Var.
	2007	2006	07 / 06
FAMILY DIVISION	488,2	440,5	10,8
MAPFRE VIDA	151,8	136,6	11,1
MAPFRE EMPRESAS	105,6	90,0	17,3
TOTAL DOMESTIC BUSINESS	**745,6**	**667,1**	**11,8**
INT'L. DIRECT INSURANCE DIVISION	111,3	88,0	26,5
MAPFRE RE	105,5	95,1	10,9
MAPFRE ASISTENCIA	9,9	9,7	2,1
TOTAL INTERNATIONAL BUSINESS	**226,7**	**192,8**	**17,6**

INSURANCE

INTERIM QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	THIRD	YEAR	2007

Official Name: MAPFRE S.A.	
Legal Address: Pº de Recoletos, 25 28004 MADRID	**Tax ID** A-08055741
Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company: Mr. Domingo Sugranyes Bickel Vice-Chairman Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	**SIGNATURE:**

A) PRELIMINARY QUARTERLY RESULTS

Units: thousand euros		UNCONSOLIDATED		CONSOLIDATED UNDER LOCAL GAAP		CONSOLIDATED UNDER IFRS	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0800					7,809,481	4,601,051
RESULT BEFORE TAX/RESULT BEFORE TAX FROM ONGOING ACTIVITIES	1040	112,375	56,914			960,378	551,939
RESULT OF THE PERIOD FROM ONGOING ACTIVITIES	4860					670,308	376,397
RESULT OF THE PERIOD	1044	119,675	62,461			670,308	376,397
Result attributable to External Shareholders/Result of the period attributable to minority interests	2050					-165,143	-134,907
RESULT OF THE PERIOD ATTRIBUTABLE TO THE CONTROLLING COMPANY/RESULT OF THE PERIOD ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY	2060					505,165	241,490
PAID-UP CAPITAL	0500	227,532	119,450				
AVERAGE NUMBER OF EMPLOYEES	3000	244	34			29,546	20,479

(*) Net premiums earned

B. BUSINESS DEVELOPMENT

♦ EXECUTIVE SUMMARY

In the financial statement shown on the previous page, figures for the first nine months of 2007 are compared with the figures for MAPFRE S.A. (previously CORPORACIÓN MAPFRE) prepared on the basis of its scope of consolidation as at the first nine months of 2006. However, in the following information concerning business development, figures for MAPFRE for the first nine months of 2007 are compared with the pro forma accounts to September 2006, which comprise all the activities which were included into its scope of consolidation in January 2007.

The following aspects must be noted about the results for the first nine months of 2007:

- Results after tax and minority interests amounted to €505.2 million, a rise of 10.6% versus the same period of the previous year;
- Total operating revenues reached €11,371.9 million, an increase of 10.8%;
- Gross written and accepted premiums amounted to €9,367.7 million, an 11.8% rise, with the following highlights:
  - a 5.6% increase in Non-life gross written premiums (3.4% in Spain and 14.5% Abroad), as a result of the sustained development of the international business at the América, Reinsurance and the Commercial Insurance Operating Units, while Motor insurance premiums in Spain were practically at the same level as the previous year;
  - the notable 36.3% increase in Life premiums, due to a much larger winning of savings business in Spain and the expansion of the business in Brazil;
- Funds under management in Life and Savings products amounted to €23,265.5 million, representing an increase of 15.6% (21% excluding the effect of shadow accounting adjustments);
- The Non-life combined ratio was 92.9% (94.0% in the first nine months of 2006) and the ROE reached 16.1% (16.1% as at 31.12.2006)

The results for the first nine months of 2007 include figures for BANKINTER VIDA and CCM VIDA Y PENSIONES (consolidated from the second quarter of 2007 onwards), as well as the Turkish group GENEL SIGORTA (consolidated from the third quarter of 2007 onwards). As at 30.09.2007 the results achieved by these companies were as follows[1]:

	BANKINTER VIDA	CCM VIDA Y PENSIONES	GENEL SIGORTA
Life assurance premiums	25.2	145.3	5.0
Non-Life insurance premiums	---	---	161.6
Net result	26.7	5.4	22.0

Figures in million euros

(1) The consolidated financial statements of MAPFRE contain that part of the results accruing from the date of first consolidation, and adjusted, where applicable, by the percentage of ownership. BANKINTER VIDA and GENEL SIGORTA are fully consolidated, while CCM VIDA Y PENSIONES is consolidated proportionally, based on the percentage of ownership (25%).

On 19th September the BBVA network started to sell Motor insurance policies issued by its subsidiary BBVA Seguros under a 50% co-insurance agreement with MAPFRE AUTOMÓVILES

The following table shows the development of the key operating figures of MAPFRE's main units and subsidiaries:

	Revenues	% Var.	Net result	% Var.	Combined ratio[1] 9M 2007	9M 2006
MOTOR[2]	2,220.9	0.6%	227.2	14.5%	89.8%	92.8%
GENERAL INSURANCE[2]	950.7	6.8%	87.6	17.6%	89.2%	88.7%
HEALTH	447.4	10.7%	15.0	26.1%	94.1%	95.0%
AGRICULTURAL & LIVESTOCK	190.4	6.1%	7.2	-27.3%	96.4%	93.5%
FAMILY DIVISION	3,809.5	3.5%	337.0	14.3%	90.5%	92.0%
COMMERCIAL INSURANCE[2]	1,152.9	7.8%	71.4	24.4%	83.7%	84.7%
TOTAL NON-LIFE BUSINESS SPAIN	4,962.4	4.5%	408.4	16.0%	89.8%	91.2%
LIFE AND SAVINGS	2,539.8	24.9%	103.2	15.0%	0.9%	0.9%
MAPFRE VIDA[2]	2,523.1	24.0%	103.0	14.8%	0.9%	0.9%
CCM VIDA Y PENSIONES[3]	16.7	—	0.2	—	—	—
MAPFRE AMÉRICA	2,391.0	18.3%	66.2	10.9%	101.6%	102.6%
MAPFRE SEGUROS GERAIS[2]	127.7	1.4%	6.0	42.9%	98.5%	100.3%
MAPFRE INTERNACIONAL	32.9	13.4%	1.7	0.0%	104.6%	105.6%
INT'L. DIRECT INSURANCE DIVISION	2,551.6	17.3%	73.9	12.8%	101.4%	102.5%
REINSURANCE	1,333.7	9.8%	69.7	8.9%	92.3%	92.8%
ASSISTANCE	330.5	6.5%	7.1	4.4%	92.5%	93.7%

Figures in million euros

(1) The figures for the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio as a percentage of average third-party funds under management (annualised ratio).

(2) In 2007, the Motor Insurance business in the Canary Islands, previously in a subsidiary of the MAPFRE SEGUROS GENERALES, will be transferred to MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, are included in MAPFRE SEGUROS GERAIS. Throughout this document, these changes have also been applied to the pro forma figures for 2006, in order to permit homogenous comparisons.

(3) Consolidated proportionally (25%).

- OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

	9M 2007	9M 2006	Var.% 07/06
Companies operating mainly in Spain	**7,619.2**	6,940.7	9.8%
- Gross written and accepted premiums	6,112.4	5,541.8	10.3%
- Income from investments	1,040.8	970.5	7.2%
- Other revenues	466.0	428.3	8.8%
Companies operating mainly abroad	**3,703.4**	3,240.1	14.3%
- Gross written and accepted premiums	3,255.3	2,837.1	14.7%
- Income from investments	346.7	307.0	12.9%
- Other revenues	101.4	96.1	5.5%
Holding company (non-consolidated)	**180.5**	91.9	96.4%
TOTAL CUMULATIVE REVENUES	11,503.0	10,272.7	12.0%
Consoliation adjustments and other companies	-319.3	-183.0	74.5%
TOTAL CONSOLIDATED REVENUES	11,183.7	10,089.7	10.8%
Gross contributions to pension funds	188.2	175.4	7.3%
TOTAL REVENUES FROM OPERATIONS	11,371.9	10,265.1	10.8%

Figures in million euros

The following table shows the development of funds under management in Life and Savings products:

	9M 2007	9M 2006	% Var. 07/06
Life assurance technical reserves	16,414.3	15,105.6	8.7%
Pension funds	2,731.5	1,374.3	98.8%
Mutual funds	4,119.7	3,652.1	12.8%
TOTAL	23,265.5	20,132.0	15.6%

Figures in million euros

Spain

Premiums written and accepted by the companies that operate primarily in Spain reached €6,153.3 million, to which €188.2 million of new gross contributions to pension funds must be added, with the following breakdown:

	9M 2007	9M 2006	Var.% 07/06
MOTOR INSURANCE[1]	1,857.6	1,870.3	-0.7%
GENERAL INSURANCE	867.2	831.3	4.3%
HEALTH INSURANCE	427.7	387.8	10.3%
AGRICULTURAL & LIVESTOCK INSURANCE	179.2	169.7	5.6%
FAMILY DIVISION	**3,331.7**	**3,259.1**	2.2%
COMMERCIAL INSURANCE	1,058.0	988.1	7.1%
NON-LIFE INSURANCE IN SPAIN	4,389.7	**4,247.2**	3.4%
LIFE SAVINGS	**1,525.2**	**1,080.2**	0.0%
MAPFRE VIDA	1,472.3	1,080.2	41.2%
BANKINTER VIDA[1]	1.5	—	36.3%
CCM VIDA Y PENSIONES[1]	51.4	—	—
LIFE PROTECTION	**238.4**	**214.4**	0.0%
MAPFRE VIDA	229.2	214.4	11.2%
BANKINTER VIDA[1]	6.1	—	6.9%
CCM VIDA Y PENSIONES[1]	3.1	—	11.2%
LIFE ASSURANCE IN SPAIN	**1,763.6**	**1,294.6**	36.2%
TOTAL PREMIUMS	**6,153.3**	**5,541.8**	11.0%
Gross contributions to pension funds	**188.2**	**175.4**	7.3%

Figures in million euros

(1) Figures correspond to the premiums issued from the date of consolidation in MAPFRE. The consolidated financial statements of MAPFRE contain that part of the results indicated and adjusted, where applicable, by the percentage of ownership. BANKINTER VIDA is fully consolidated, while CCM VIDA Y PENSIONES is consolidated proportionally, based on the percentage of ownership (25%).

The following are of noteworthy mention in the FAMILY DIVISION:

- MAPFRE's Motor insurance premiums in Spain are practically at the same level as the previous year, as a result of the slowdown in the sales of new cars and the selective adjustment of rates for risks with low loss experience. The number of vehicles insured by MAPFRE reached 5,832,000 (5,729,000 as at 31.12.2006).
- The development of premiums at the GENERAL INSURANCE OPERATING UNIT reflects sustained growth in lines, such as Household insurance (9.1%) and Multi-peril (7.8%), and the slowdown in the sale of mortgage payment protection insurance ("Hipoteca Protegida").
- The increase in premiums at MAPFRE CAJA SALUD has been driven mainly by the Health Assistance group business and by the Expense Reimbursement line.

The development of premiums at the COMMERCIAL INSURANCE OPERATING UNIT reflects the notable increase in premiums, due to the growth in insurance products for SMEs in the domestic market, and the favourable performance of the Global Risks business and of the credit and surety line.

Premiums development at the LIFE ASSURANCE OPERATING UNIT reflects:

- the significant increase in the winning of single premium savings products through the CAJA MADRID network;
- a larger issuance of savings and group insurance through the agency network;
- the sustained growth in Life - Protection premiums.

The following table shows the breakdown of premiums written through the agents and bank channels:

	AGENTS AND OTHER CHANNELS			BANK CHANNEL			TOTAL		
	9M 2007	9M 2006	Var. %	9M 2007	9M 2006	Var. %	9M 2007	9M 2006	Var. %
LIFE & SAVINGS									
MAPFRE VIDA - recurring business	713.1	653.5	9.1%	904.5	587.5	54.0%	1,617.6	1,241.0	30.3%
Other companies[1]	—	—	—	62.1	—	—	62.1	—	—
MOTOR	1,826.2	1,845.5	-1.0%	31.4	24.8	26.6%	1,857.6	1,870.3	-0.7%
GENERAL INSURANCE	775.8	724.0	7.2%	91.4	107.3	-14.8%	867.2	831.3	4.3%
AGRICULTURAL & LIVESTOCK	178.9	169.5	5.5%	0.3	0.2	50.0%	179.2	169.7	5.6%
HEALTH	403.4	367.0	9.9%	24.3	20.8	16.8%	427.7	387.8	10.3%
COMMERCIAL INSURANCE	1,036.0	967.6	7.1%	22.0	20.5	7.3%	1,058.0	988.1	7.1%
NON-LIFE	4,220.3	4,073.8	3.6%	169.3	173.6	-2.5%	4,389.7	4,247.2	3.4%
LIFE									
MAPFRE VIDA - Large corporate operations							83.9	53.6	56.5%
Consolidation adjustments							—	—	—
TOTAL	4,933.4	4,727.1	4.4%	1,135.9	761.1	49.2%	6,153.3	5,541.8	11.0%

Figures in million euros

(1) Includes premiums for BANKINTER VIDA and CCM VIDA Y PENSIONES from the date of their consolidation in MAPFRE. BANKINTER VIDA is fully consolidated, while CCM VIDA Y PENSIONES is consolidated proportionally, based on the percentage of ownership (25%).

(2) In 2007, the Motor Insurance business in the Canary Islands, previously in a subsidiary of MAPFRE SEGUROS GENERALES, is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, are included in MAPFRE SEGUROS GERAIS. Throughout this document, these changes have also been applied to the pro forma figures for 2006, in order to permit homogenous comparisons. Data for MAPFRE VIDA includes BANKINTER VIDA.

The subsidiaries operating in stock brokerage, mutual and pension funds management, which are grouped under MAPFRE INVERSIÓN, recorded revenues of €87.8 million, a 10.4% increase over the first nine months of 2006. The volume of assets in mutual funds and managed portfolios stood at €4,119.7 million, a 12.8% increase, and assets in pension funds reached €1,546.8 million, a 12.6% rise.

Total revenues from business lines other than insurance reached €480 million, an increase of 9.5% over the previous year. Its breakdown by company is shown in the following table:

	9M 2007	9M 2006	% Var. 07/06
MAPFRE INVERSIÓN and subsidiaries	87.8	79.5	10.4%
MAPFRE INMUEBLES	30.1	67.2	-55.2%
MAPFRE QUAVITAE	89.4	76.5	16.9%
Other entities	272.6	215.0	26.8%
TOTAL	**480.0**	**438.3**	**9.5%**

Figures in million euros

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

	9M 2007	9M 2006	Var.% 07/06
LIFE	493.9	385.9	28.0%
BUSINESSES IN LATIN AMERICA (1)	467.7	358.5	30.5%
BUSINESSES IN OTHER COUNTRIES (2)	26.2	27.4	-4.4%
NON LIFE	1,830.3	1,598.3	14.5%
BUSINESSES IN LATIN AMERICA (1)	*1,716.8*	*1,487.6*	15.4%
BUSINESSES IN OTHER COUNTRIES (2)	113.5	110.7	2.5%
INT'L. DIRECT INSURANCE DIVISION	**2,324.2**	**1,984.2**	17.1%
ACCEPTED REINSURANCE	1,206.6	1,093.7	10.3%
ASSISTANCE	*236.9*	*219.8*	7.8%
TOTAL CUMULATIVE PREMIUMS	**3,767.7**	**3,297.6**	14.3%
Intra-group transactions eliminated upon consolidation	-512.4	-460.5	11.3%
TOTAL CONSOLIDATED PREMIUMS	**3,255.3**	**2,837.1**	14.7%

Figures in million euros

(1) Includes the consolidated figures for the MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA holding companies.

(2) Includes the Philippines, Florida y Portugal.

(3) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements of those companies which were included in its scope of consolidation in January 2007.

The 18.3% increase in premiums at the AMERICA OPERATING UNIT (Life 30.5% and Non-Life 15.4%) mainly reflects the sustained growth in business volumes, especially in Brazil and Mexico. The following table shows the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS			
COUNTRY	9M 2007	9M 2006	% 07/06	Local Currency % 07/06
BRAZIL(1)	**879.5**	692.9	26.9%	29.0%
MEXICO	**317.7**	245.7	29.3%	38.6%
VENEZUELA	**219.9**	224.9	-2.2%	6.4%
PUERTO RICO	**206.5**	204.7	0.9%	8.6%
ARGENTINA	**233.7**	216.1	8.1%	17.3%
OTHER COUNTRIES(2)	**327.2**	261.8	25.0%	—
AMÉRICA OPERATING UNIT	**2,184.5**	**1,846.1**	18.3%	—

Figures in million euros

(1) Figures for Brazil at the end of September 2007 include premiums from MAPFRE NOSSA CAIXA of €106.0 million (€49.3 million as at 30.09.2006);

(2) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.

In the accepted reinsurance business, the increase in premiums reflects good business development, especially in Latin America, the USA and Asia, as well as strong growth in the Life assurance line.

The total revenues (premiums and income from services) for MAPFRE ASISTENCIA and its subsidiaries reached €325.9 million, a 7.3% increase over the previous year. Of these, €236.9 million corresponded to written and accepted premiums, with a 7.8% rise, and €89 million to income from services, with a 5.8% increase.

MANAGEMENT RATIOS

The consolidated Non-life combined ratio was 92.9%, against 94.0% for the previous year. The loss ratio has declined significantly in: Motor insurance in Spain, due to a relatively low claims frequency, in Latin America and Commercial insurance. This has mitigated the increase in large claims

The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	9M 07	9M 06	9M 07	9M 06	9M 07	9M 06
Companies operating primarily in Spain						
MAPFRE AUTOMÓVILES [4]	15.2%	13.8%	74.6%	79.0%	89.8%	92.8%
GENERAL	26.0%	28.6%	63.3%	60.1%	89.2%	88.7%
HEALTH	16.5%	15.7%	77.6%	79.3%	94.1%	95.0%
MAPFRE AGROPECUARIA	20.7%	21.1%	75.7%	72.4%	96.4%	93.5%
FAMILY DIVISION	18.2%	17.6%	72.3%	74.4%	90.5%	92.0%
COMMERCIAL INSURANCE OP. UNIT [5]	20.4%	15.6%	63.3%	69.0%	83.7%	84.7%
TOTAL NON-LIFE SPAIN	18.5%	17.4%	71.3%	73.8%	89.8%	91.2%
LIFE ASSURANCE OP. UNIT [6]	0.9%	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	34.7%	34.6%	66.9%	68.0%	101.6%	102.6%
MAPFRE SEGUROS GERAIS (Portugal)	23.4%	24.7%	75.1%	75.6%	98.5%	100.3%
MAPFRE INTERNACIONAL	62.5%	58.4%	42.1%	47.2%	104.6%	105.6%
INT'L. DIRECT INSURANCE DIVISION	34.3%	34.2%	67.1%	68.3%	101.4%	102.5%
REINSURANCE	31.1%	35.1%	61.2%	57.7%	92.3%	92.8%
ASSISTANCE	26.4%	23.4%	66.1%	70.3%	92.6%	93.7%
MAPFRE S.A. consolidated[4]	24.0%	23.5%	68.9%	70.5%	92.9%	94.0%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) The figures for the first nine months of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first nine months of 2006 of the businesses that have been included into the scope of consolidation of both companies.

(5) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

(6) Net operating expenses/average third-party funds under management (annualised ratio).

RESULTS

The result after tax was €670.3 million (€594.3 million as at 30.09.2006), with a 12.8% increase. The result after tax and minority interests amounted to €505.2 million, an increase of 10.6%.

The following table shows the sources and breakdown of results:

	9M 2007	9M 2006[1]	% Var. 07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	7,058.8	6,685.0	5.6%
Premiums earned, net of ceded and retroceded reinsurance	5,628.1	5,214.4	7.9%
Net claims incurred and variation in other technical provisions	-3,875.9	-3,675.1	5.5%
Operating expenses, net of reinsurance	-1,296.4	-1,166.3	11.2%
Other technical income and expenses	-55.9	-57.9	-3.5%
Technical Result	**399.9**	**315.1**	**26.9%**
Net fin'l. income and other non-technical income and expenses	387.2	395.8	-2.2%
Result of Non-life business	**787.1**	**710.9**	10.7%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,308.9	1,693.9	36.3%
Premiums earned, net of ceded and retroceded reinsurance	2,181.4	1,597.6	36.5%
Net claims incurred and variation in other technical reserves	-2,226.8	-1,732.6	28.5%
Operating expenses, net of reinsurance	-308.1	-245.2	25.7%
Other technical income and expenses	-7.8	-4.3	81.4%
Technical Result	**-361.3**	**-384.5**	**-6.0%**
Net financial income and other non-technical income	504.6	490.1	3.0%
Unrealised gains and losses in Unit-Linked products	3.6	14.5	-75.2%
Result of Life business	**146.9**	**120.1**	22.3%
OTHER BUSINESS ACTIVITIES			
Operating revenues	385.6	374.4	3.0%
Operating expenses	-345.6	-337.9	2.3%
Other revenues and expenses	-13.6	-0.6	---
Results from other business activities	**26.4**	**35.9**	-26.5%
Result before tax and minority interests	**960.4**	**866.9**	10.8%
Taxes	-290.1	-272.6	6.4%
Result after tax	**670.3**	**594.3**	12.8%
Result attributable to minority interests	-165.1	-137.7	19.9%
Result after tax and minority interests	**505.2**	**456.6**	10.6%
Non-life loss ratio [2]	68.9%	70.5%	
Non-life expense ratio [2]	24.0%	23.5%	
Non-life combined ratio [2]	92.9%	94.0%	

Figures in million euros

(1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes, using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements of those companies which were included in its scope of consolidation in January 2007.

(2) Ratios as a % of net premiums earned.

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	Contribution to consolidated result 9M 2007	Contribution to consolidated result 9M 2006
INSURANCE ACTIVITIES				
MAPFRE AUTOMÓVILES [1]	219.4		219.4	190.8
LIFE AND SAVINGS	103.0	-50.5	52.5	45.7
GENERAL INSURANCE	87.6	-42.9	44.7	36.6
COMMERCIAL INSURANCE	71.4	-35.0	36.4	31.2
HEALTH	15.0	-7.4	7.7	6.1
MAPFRE GUANARTEME	7.8	-3.8	4.0	3.9
Life Branch Portugal	1.6	-0.8	0.8	0.5
Credit & Surety Branch Portugal	0.2	-0.1	0.1	-0.1
Individual result and consolidation adjustments			-1.9	-1.7
MAPFRE-CAJA MADRID HOLDING			144.3	122.2
MAPFRE AGROPECUARIA	7.2		7.2	9.9
CCM VIDA Y PENSIONES	0.2		0.2	—
OTHER ACTIVITIES				
MAPFRE INMUEBLES	2.3		2.3	6.3
MAPFRE QUAVITAE	-0.6	0.3	-0.3	-0.2
BANCO DE S.F. CAJA MADRID - MAPFRE			3.1	2.1
COMPANIES OPERATING MAINLY IN SPAIN			378.1	331.0
MAPFRE AMÉRICA	59.2	-6.5	52.7	49.2
MAPFRE AMÉRICA VIDA	7.0	-0.9	6.1	3.1
MAPFRE RE	69.7	-8.4	61.3	56.2
ASSISTANCE OPERATING UNIT	7.1		7.1	6.8
MAPFRE SEGUROS GERAIS	4.2	-0.5	3.7	3.0
MAPFRE INTERNACIONAL [2]	1.7		1.7	1.7
COMPANIES OPERATING MAINLY ABROAD			132.6	120.0
Other companies and consolidation adjustments			-3.5	5.6
MAPFRE S.A. [1]			**505.2**	456.6

Figures in million euros

(1) The figures for the first nine months of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES S.A., which have been prepared purely for comparative purposes, using the information included in the consolidated financial statements corresponding to the first nine months of 2006, of the businesses that comprise the scope of consolidation of both companies.

(2) Includes MAPFRE USA and MAPFRE INSULAR (the Philippines).

BALANCE SHEET

The consolidated balance sheet is shown in the following table:

	9M 2007	9M 2006(1)	% 07/06
ASSETS			
Goodwill	1,006.8	599.0	68.1%
Fixed assets	1,210.0	1,109.2	9.1%
Investments	26,515.2	24,366.2	8.8%
Participation by reinsurance in technical reserves	2,135.8	1,778.9	20.1%
Other assets	6,690.8	6,434.5	4.0%
TOTAL ASSETS	**37,558.6**	**34,287.8**	**9.5%**
LIABILITIES			
Shareholders' Equity	4,293.4	3,876.8	10.7%
Minority interests	1,293.0	1,020.4	26.7%
Debt	1,536.0	734.5	109.1%
Technical reserves	26,187.3	23,897.4	9.6%
- Life assurance reserves	15,985.3	14,895.9	7.3%
- Other technical reserves	10,202.0	9,001.5	13.3%
Reserves for risks and expenses	238.0	189.7	25.5%
Other liabilities	4,010.9	4,569.0	-12.2%
TOTAL LIABILITIES	**37,558.6**	**34,287.8**	**9.5%**

Figures in million euros

(1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements of those companies which were included in its scope of consolidation in January 2007

Total assets under management, including mutual and pension funds, amounted to €44,404.4 million (€39,314.2 million at the end of the first nine months in the previous year), an increase of 12.9%.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity stood at €5,586.4 million, compared to €4,897.2 million at the end of the first nine months of 2006. Of said amount, €1,293 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.90 at the end of the first nine months of 2007 (€1.70 as at 30.09.2006).

The variation in net equity during the first nine months of the year is shown in the following table:

	2007	2006[1]
BALANCE AS AT PRIOR YEAR END	5,054.2	4,466.5
Additions and deductions accounted for directly in equity		
Investments available for sale	-412.3	-315.4
Translation adjustments	-9.5	-32.7
Shadow accounting - Life assurance	360.9	283.9
TOTAL	-61.0	-64.2
Result for the period	670.3	594.3
Distribution of previous year's result	-174.4	-90.8
Interim dividend for the year	---	---
Other items	97.2	-8.6
BALANCE AS AT 30th SEPTEMBER	5,586.4	4,897.2

Figures in million euros

(1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements of those companies which were included in its scope of consolidation in January 2007.

The variation in the consolidated equity in the first nine months of the year reflects:

- the result for the nine months;
- the lower variation in translation differences, as a result of a comparatively smaller appreciation of the Euro versus the US Dollar, together with the appreciation of some Latin American currencies;
- the impact of interest rate increases, which was higher compared to the same period of the previous year, resulting in a comparatively larger reduction in the value of the investments available for sale, as well as in unrealised gains recognised in Life assurance reserves and consolidated equity through shadow accounting adjustments;
- the increase in the dividend.

The variation in "Other items" correspond fundamentally to the incorporation of the minorities in BANKINTER VIDA, GENEL SIGORTA and IBERICAR

The return on equity (ROE), defined as the sum of the net consolidated results after tax and minorities of the last four quarters, as a percentage of average shareholders' equity of the last four quarters, was 16.1% (16.1% as at 31.12.2006).

SHAREHOLDERS

As a result of the incorporation to the shareholder base of the former mutual members, the number of shareholders increased to 515,006, up from 49,222 the previous year. On 2nd October, a dedicated telephone number, 902 024 004, has been established for our retail shareholders.

- **ACQUISITIONS, PROJECTS AND DISPOSALS**

During the first nine months, the following investments have been undertaken:

Direct Investments

- Acquisition of an 80% shareholding in GENEL SIGORTA, for a cash disbursement of €280.1 million.
- A non monetary capital increase of €116.5 million has been carried out by MAPFRE INTERNACIONAL, via the transfer of the following shareholdings: 75% MAPFRE SEGUROS GERAIS, 57.3% MAPFRE USA and 2.76% SOCIETÀ CATTOLICA DI ASSICURAZIONE. In addition a loan for a total amount of €26 million was granted at market terms to this company to fund the growth in the investment portfolio. During the first half, this company reimbursed a loan granted in the previous year for an amount of €10 million.
- A 1.58% stake in MAPFRE AMERICA has been purchased from minority shareholders for €21.2 million, thereby raising to 89% the stake held in this subsidiary. Furthermore, MAPFRE has invested €98.3 million in a capital increase of €110 million, carried out by the aforesaid entity to support its growth. Furthermore, this company reimbursed a loan granted in previous years for an amount of €12 million.
- Acquisition of a 25% shareholding in CAJA CASTILLA LA MANCHA VIDA Y PENSIONES for a price of €62.1 million
- Acquisition of a 2.17% shareholding in SOCIETTÀ CATTOLICA DI ASSICURAZIONE (Italy), via various purchases carried in the market, for a total consideration of €47.7 million. As at 30-09-2007, the direct and indirect shareholding in this company amounted to 6.73%.

- A cash outlay of €70.1 million, corresponding to MAPFRE of a capital increase amounting to €80 million, carried out by MAPFRE AMÉRICA VIDA to support its growth. In addition, this company reimbursed a loan granted in previous years for an amount of €30 million.
- A capital increase carried out by BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE to fund the growth of its business, was subscribed for through an outlay of €36.7 million.
- A loan of €25.4 million was granted at market terms to MAPFRE INMUEBLES to fund its investments.
- A loan of €22.7 million was granted at market terms to MAPFRE USA to fund its growth.
- A capital increase carried out by MAPFRE ASISTENCIA to fund its growth was subscribed for in the amount of €10 million. In addition, this company repaid loans granted in previous years for an amount of €2.1 million.
- A loan of €5 million was granted at market terms to MAPFRE INFORMÁTICA A.I.E. to fund its investments. During the third quarter, this company repaid a loan granted in previous years for an amount of €3 million.

Overall, the net outlay for the investments paid in cash amounted to €648.6 million, as shown in the following table:

Company	Investments	Loans	Total
GENEL SIGORTA	280.1	---	280.1
MAPFRE AMÉRICA	119.5	(12.0)	107.5
CCM VIDA Y PENSIONES	62.1	---	62.1
SOCIETÀ CATTOLICA DI ASSICURAZIONE	47.7	---	47.7
MAPFRE AMÉRICA VIDA	70.1	(30.0)	40.1
BANCO S.F. CAJA MADRID - MAPFRE	36.7	---	36.7
MAPFRE INMUEBLES	---	25.4	25.4
MAPFRE USA	---	22.7	22.7
MAPFRE INTERNACIONAL	---	16.0	16.0
MAPFRE ASISTENCIA	10.0	(2.1)	7.9
MAPFRE INFORMÁTICA A.I.E.	---	2.0	2.0
Other	---	0.4	0.4
TOTAL	626.2	22.4	648.6

Investments made by subsidiaries

MAPFRE AUTOMÓVILES has paid €29.4 million to acquire a 49% shareholding in LAYNA INVERSIONES S.L., the holding company of the Spanish car dealership network of Grupo Salvador Caetano (Portugal).

MAPFRE AMÉRICA subscribed for a €77.8 million capital increase carried out by its subsidiary MAPFRE VERACRUZ SEGURADORA (Brazil). Furthermore, it invested €10 million in the capital increase carried out by its subsidiary MAPFRE ARGENTINA. In addition this subsidiary has acquired 100% of REAL PARAGUAYA DE SEGUROS for €5.6 million.

MAPFRE AMÉRICA VIDA subscribed for a €40 million capital increase carried out by its subsidiary MAPFRE VERACRUZ VIDA (Brazil).

MAPFRE EMPRESAS has subscribed for a capital increase of €2.5 million carried out by its subsidiary MAPFRE SERVICIOS DE PREVENCIÓN.

MAPFRE SEGUROS GENERALES subscribed for a €1.5 million capital increase carried out by its subsidiary GESMAP.

MAPFRE DOMINICANA SEGUROS, a subsidiary of MAPFRE AMÉRICA, completed its merger with SEGUROS PALIC.

MAPFRE VIDA acquired a 50% shareholding in BANKINTER SEGUROS DE VIDA for a price of €197.3 million.

Funding

The investments detailed above were paid for with available excess cash and with the funds obtained in July from the issue of subordinated bonds.

As at 30.09.2007, no draw-downs were made against the syndicated revolving credit facility arranged in June.

♦ INTERIM DIVIDEND

The Board of Directors has resolved to pay, from 8th November 2007 onwards, an interim dividend of €0.06 gross per share, against the results of fiscal year 2007. Therefore, the total dividends to be paid in the year will amount to €0.11 gross per share, representing an increase of 57.1% with respect the amounts paid out in 2006.

♦ HUMAN RESOURCES

The number of employees at the close of the first half of the year and its breakdown by line of business is shown in the following table:

	9M 2007	9M 2006	Var.
Insurance companies	20,273	18,966	1,307
Other businesses	10,159	8,535	1,624
TOTAL	30,432	27,501	2,931

At the close of the first nine months of 2007, there were 17,093 employees in Spain and 13,339 abroad (15,949 and 11,552, respectively, as at 30.09.2006). The increase in staff compared to the same period of the previous year came from the expansion of business activities abroad, especially in the Americas, and from MAPFRE QUAVITAE.

- **ADDITIONAL INFORMATION**

Figures in million Euros

MAPFRE AUTOMÓVILES – Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	**1,857.6**	1,870.3	-0.7%
Net premiums earned	**1,815.5**	1,814.6	0.0%
Underwriting result	**184.6**	131.0	40.9%
Net financial income	**124.2**	139.6	-11.0%
Other business activities	**4.6**	2.4	91.7%
Other non-technical results	**11.8**	19.7	-40.1%
Gross result[(1)]	**325.2**	292.8	11.1%
Net result	**227.2**	198.5	14.5%
Investments	**2,524.3**	2,326.2	8.5%
Technical reserves	**2,543.7**	2,557.3	-0.5%
Equity	**1,027.6**	759.6	35.3%
Non-life loss ratio[(2)]	**74.6%**	79.0%	
Non-life expense ratio[(2)]	**15.2%**	13.8%	
Non-life combined ratio[(2)]	**89.8%**	92.8%	
ROE[(3)]	**32.7%**	33.7%	

Figures for both years include data for the Motor business of MAPFRE GUANARTEME.

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE SEGUROS GENERALES: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	**867.2**	831.3	4.3%
- Burial insurance	**223.3**	214.1	4.3%
- Other business lines	**643.9**	617.2	4.3%
Net premiums earned	**736.6**	656.5	12.2%
Underwriting result	**77.6**	72.6	6.9%
Net financial income	**45.4**	37.5	21.1%
Other business activities	**1.9**	2.9	-34.5%
Other non-technical results	**5.3**	0.8	—
Gross result[(1)]	**130.2**	113.8	14.4%
Net result	**87.6**	74.5	17.6%
Investments	**1,183.0**	972.4	21.7%
Technical reserves	**1,272.4**	1,149.3	10.7%
Shareholders' equity	**303.7**	292.9	3.7%
Non-life loss ratio[(2)]	**63.3%**	60.1%	
Non-life expense ratio[(2)]	**26.0%**	28.6%	
Non-life combined ratio[(2)]	**89.2%**	88.7%	
ROE[(3)]	**37.5%**	32.0%	

Figures for both years do not include data for the Industrial Risks portfolio and the Motor business of MAPFRE GUANARTEME.

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE CAJA SALUD: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	427.7	387.8	10.3%
- Agency network[1]	403.4	367.0	9.9%
- Bank network	24.3	20.8	16.8%
Net premiums earned	316.8	288.8	9.7%
Underwriting result	18.8	14.4	30.6%
Net financial income	9.1	8.1	12.3%
Other business activities	-6.0	-4.2	42.9%
Other non-technical results	0.2	0.4	-50.0%
Gross result [2]	22.1	18.7	18.2%
Net result	15.0	11.9	26.1%
Investments	92.9	80.8	15.0%
Technical reserves	210.1	178.9	17.4%
Shareholders' equity	133.2	117.5	13.4%
Non-life loss ratio[3]	77.6%	79.3%	
Non-life expense ratio[3]	16.5%	15.7%	
Non-life combined ratio[3]	94.1%	95.0%	
ROE[4]	15.6%	14.4%	

(1) Includes brokers.
(2) Before taxes and minority interests.
(3) Ratio as a % of net premiums earned.
(4) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE AGROPECUARIA: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	179.2	169.7	5.6%
Net premiums earned	156.7	158.9	-1.4%
Underwriting result	5.7	10.5	-45.7%
Net financial income	6.0	5.6	7.1%
Other business activities	0.0	0.0	---
Other non-technical results	-1.0	-0.9	11.1%
Gross result [1]	10.7	15.2	-29.6%
Net result	7.2	9.9	-27.3%
Investments	196.3	212.6	-7.7%
Technical reserves	170.8	183.9	-7.1%
Shareholders' equity	119.3	115.1	3.6%
Non-life loss ratio[2]	75.7%	72.4%	
Non-life expense ratio[2]	20.7%	21.1%	
Non-life combined ratio[2]	96.4%	93.5%	
ROE[3]	16.0%	18.8%	

(1) Before taxes and minority interests.
(2) Ratio as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE EMPRESAS: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	1,058.0	988.1	7.1%
- Industrial business	452.3	416.9	8.5%
- Global Risks	509.8	480.0	6.2%
- Credit and Surety business	95.9	91.2	5.2%
Net premiums earned	387.6	343.0	13.0%
Underwriting result	63.0	52.6	19.8%
Net financial income	43.3	35.2	23.0%
Other business activities	-3.1	-0.7	---
Other non-technical results	2.4	2.8	-14.3%
Gross result [1]	105.6	90.0	17.3%
Net result	71.4	57.4	24.4%
Investments	1,321.7	1,186.5	11.4%
Technical reserves	2,491.2	2,192.2	13.6%
Shareholders' equity	376.4	303.9	23.9%
Non-life loss ratio[2]	63.3%	69.0%	
Non-life expense ratio[2]	20.4%	15.6%	
Non-life combined ratio[2]	83.7%	84.7%	
ROE[3]	27.0%	26.8%	

Figures for both years include data for the Industrial Risks portfolio of MAPFRE GUANARTEME (transferred to the Unit, with accounting effect from 01.01.2006) and do not include the branch in Portugal of MAPFRE CAUCIÓN Y CRÉDITO (which will be transferred to MAPFRE SEGUROS GERAIS with accounting effect from 01.01.2007).

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

LIFE ASSURANCE OPERATING UNIT: Key figures

	9M 2007	9M 2006	% 07/06
Technical Reserves Spanish GAAP	14,449.2	13,136.0	10.0%
IFRS adjustments	567.1	1,380.1	-58.9%
Technical Reserves IFRS	15,016.3	14,516.1	3.4%
Mutual Funds and managed portfolios	4,119.7	3,652.1	12.8%
Pension Funds	2,648.2	1,374.3	92.7%
Third-party funds under management			
IFRS	21,784.3	19,542.5	11.5%
Spanish GAAP	21,217.2	18,162.4	16.8%
Gross written and accepted premiums	1,709.1	1,294.6	32.0%
Net premiums earned	1,641.9	1,222.0	34.4%
Underwriting and financial result	106.7	99.2	7.6%
Other business activities	45.0	37.4	20.3%
Other non technical results	0.0	0.0	---
Gross result [1]	151.8	136.6	11.1%
Net result	103.0	89.7	14.8%
Investments	16,241.3	15,909.4	2.1%
Shareholders' equity	709.0	627.2	13.0%
Expense Ratio[2]	0.9%	0.9%	
ROE[3]	20.3%	20.5%	

Figures for both years do not include data for the branch in Portugal, which will be transferred to MAPFRE SEGUROS GERAIS with accounting effect from 01.01.2007.

(1) Before taxes and minority interests.
(2) Net operating expenses / average third party managed funds (annualised ratio).
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

LIFE ASSURANCE OPERATING UNIT: Premiums breakdown

	9M 2007	9M 2006	% 07/06
Regular Premiums	**258.7**	**271.2**	**-4.6%**
- Agents and other channels	239.1	248.8	-3.9%
- Bank channel	19.6	22.4	-12.5%
CAJA MADRID	19.6	22.4	-12.5%
BANKINTER VIDA	0.0	0.0	
Single Premiums	**1,215.1**	**809.1**	50.2%
- Agents and other channels	429.3	330.0	30.1%
- Bank channel	785.8	479.1	64.0%
CAJA MADRID	784.3	479.1	63.7%
BANKINTER VIDA	1.5	0.0	
Life premiums - Savings	**1,473.8**	**1,080.3**	36.4%
Life Premiums - Protection	**235.3**	**214.3**	9.8%
- Agents and other channels	128.6	128.3	0.2%
- Bank channel	106.7	86.0	24.1%
CAJA MADRID	100.6	86.0	17.0%
BANKINTER VIDA	6.1	0.0	
TOTAL PREMIUMS	**1,709.1**	**1,294.6**	32.0%
CCM VIDA Y PENSIONES [2]	**54.5**	---	---
Life - Savings	51.4	---	---
Life - Protection	3.1	---	---
TOTAL LIFE PREMIUMS	**1,763.6**	**1,294.6**	36.2%
Agents and other channels	797.0	707.1	12.7%
Bank channel	966.6	587.5	64.5%

(1) Figures for both years do not include data for the branch in Portugal, included in MAPFRE SEGUROS GERAIS.
(2) Figures for CCM VIDA Y PENSIONES correspond to the premiums issued from the date of its consolidation in MAPFRE. The consolidated financial statements of MAPFRE contain that part of the results accruing, adjusted by the percentage of ownership (25%).

LIFE ASSURANCE OPERATING UNIT: Breakdown of funds under management

	9M 2007	9M 2006	% 07/06
Regular premiums insurance	4,313.7	4,393.3	-1.8%
- Agents channel and others	3,950.5	4,032.6	-2.0%
- Bank channel (CAJA MADRID)	363.2	360.7	0.7%
Single-premiums insurance	9,725.5	9,655.2	0.7%
- Agents channel and others	4,662.9	4,775.1	-2.3%
- Bank channel (CAJA MADRID)	5,062.6	4,880.1	3.7%
Life assurance - Protection	215.4	176.2	22.2%
- Agents channel and others	41.2	36.9	11.7%
- Bank channel (CAJA MADRID)	174.3	139.4	25.0%
BANKINTER VIDA	410.4	---	---
Mathematical reserves	14,665.0	14,224.7	3.1%
Other reserves	332.0	291.4	13.9%
Other reserves BANKINTER VIDA	19.4	---	---
TOTAL TECHNICAL RESERVES	15,016.3	14,516.1	3.4%
Mutual funds and managed portfolios	4,119.7	3,652.1	12.8%
Pension funds	1,546.8	1,374.3	12.6%
- Individual system	1,363.3	1,213.2	12.4%
- Employers' system	183.5	161.1	13.9%
Pension Funds BANKINTER VIDA	1,101.4	---	---
MANAGED SAVINGS	21,784.3	19,542.5	11.5%
CCM VIDA Y PENSIONES (2)	1,233.3	---	---
- Technical Reserves	900.2	---	---
- Pension Funds	333.1	---	---
TOTAL MANAGED SAVINGS	23,017.6	19,542.5	17.8%

(1) Figures for both years do not include data for the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

(2) Figures for CCM VIDA Y PENSIONES correspond to the close of the third quarter. The consolidated financial statements and the funds under management of MAPFRE contain its share of these figures calculated on the basis of its percentage of ownership (25%).

LIFE ASSURANCE OPERATING UNIT: Change in funds under management (1)

	9M 2007	9M 2006
IFRS technical reserves (2)	133.2	-24.8
> Variation under Spanish GAAP (3)	709.4	416.2
Mutual funds	342.4	555.0
> Net sales	-57.0	49.0
Pension funds	53.6	86.9
> Net sales	29.0	30.5

Figures for both years do not include data for the branch in Portugal, which will be transferred to MAPFRE SEGUROS GERAIS with accounting effect from 01.01.2007.

(1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period, as well as the funds attributable to BANKINTER SEGUROS DE VIDA (€1,559.7 million) and CAJA CASTILLA LA MANCHA VIDA Y PENSIONES (€305.8 million).

(2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates.

(3) Variation of technical reserves for each year calculated under Spanish GAAP.

MAPFRE INMUEBLES: Key figures

	9M 2007	9M 2006	% 07/06
Operating revenues	29.8	67.0	-55.5%
EBIT	14.9	15.5	-3.9%
Net financial income	-11.5	-5.9	94.9%
Gross result[1]	3.4	9.7	-64.9%
Net result	2.3	6.3	-63.5%
Stock	631.4	442.8	42.6%
Debt	349.7	228.9	52.8%
Shareholders' equity	142.2	96.0	48.1%
Real estate units under construction	552	350	57.7%
Land (buildable floor space, thousand m^2)	485	409	18.6%
Floor space - under construction (thousand m^2)	67	27	148.1%
ROE[2]	3.6%	7.0%	—

(1) Before taxes and minority interests.
(2) The ROE to 30.09.2006 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE: Key figures

	9M 2007	9M 2006	% 07/06
Margen de intermediación	76.3	62.8	21.5%
Margen ordinario	79.8	64.8	23.1%
Margen de explotación	46.1	35.4	30.2%
Provisiones	-34.9	-27.2	28.3%
Beneficio bruto[1]	11.4	9.4	21.3%
Resultado neto	6.3	4.2	50.0%
Inversión crediticia (neta)	5,483.0	4,288.5	27.9%
Fondos propios	379.8	300.1	26.6%
Ratio de eficiencia[2]	42.5%	43.5%	
Ratio de morosidad	2.3%	1.4%	
Ratio de cobertura	101.9%	159.5%	
Ratio BIS	8.3%	8.5%	

(1) Before taxes and minority interests.
(2) Operating expenses/ operating revenues.

AMÉRICA OPERATING UNIT: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	2,184.5	1,846.1	18.3%
Net premiums earned	1,684.6	1,387.2	21.4%
Underwriting and financial result	103.6	81.1	27.7%
Other business activities	0.0	0.0	—
Other non-technical results	-3.2	-1.8	77.8%
Gross result [1]	100.4	79.3	26.6%
Net result	66.2	59.7	10.9%
Investments	2,273.0	1,820.3	24.9%
Technical reserves	2,301.3	1,807.4	27.3%
Shareholders' equity	1,115.9	871.9	28.0%
Non-life loss ratio[2]	66.9%	68.0%	
Non-life expense ratio[2]	34.7%	34.6%	
Non-life combined ratio[2]	101.6%	102.6%	
ROE[3]	10.0%	10.6%	

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

AMÉRICA OPERATING UNIT: Premiums and results by country

	PREMIUMS				RESULTS [1]			
COUNTRY	9M 2007	9M 2006	% 07/06	Local Currency % 07/06	9M 2007	9M 2006	% 07/06	Local Currency % 07/06
BRAZIL[2]	593.7	452.6	31.1%	29.0%	39.8	21.8	82.6%	79.8%
VENEZUELA	219.9	224.9	-2.2%	6.4%	21.6	24.5	-11.8%	-4.0%
PUERTO RICO	206.5	204.7	0.9%	8.6%	13.9	19.4	-28.4%	-22.8%
MEXICO	317.7	245.7	29.3%	38.6%	9.4	5.5	70.9%	82.8%
ARGENTINA	224.0	209.3	7.0%	17.3%	4.1	5.2	-21.2%	-13.2%
OTHER COUNTRIES [3]	260.9	199.5	30.8%	—	0.7	-1.3	-153.8%	—
Holding and consolidation adjustments	—	—	—	—	-1.7	-2.2	—	—
MAPFRE AMÉRICA	1,822.8	1,536.9	18.6%	—	87.9	73.0	20.4%	—
BRAZIL	285.7	240.1	19.0%	17.1%	9.1	4.0	127.5%	123.4%
ARGENTINA	9.7	6.8	42.6%	55.9%	2.0	1.3	53.8%	71.9%
OTHER COUNTRIES [4]	66.3	62.3	6.4%	—	2.9	0.9	—	—
Holding and consolidation adjustments	—	—	—	—	-1.5	0.1	—	—
MAPFRE AMÉRICA VIDA	361.7	309.2	17.0%	—	12.5	6.3	98.4%	—
AMÉRICA OPERATING UNIT	2,184.5	1,846.1	18.3%	—	100.4	79.3	26.6%	—

(1) Before taxes and minority interests.
(2) Figures for Brazil at the end of Sept. 2007 include the following figures for MAPFRE NOSSA CAIXA: premiums €106.0 million (€49.3 million in the first nine months of 2006); result before taxes and minority interests €17.5 million (€3.7 million in the first nine months of 2006).
(3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.
(4) Includes Chile, Colombia and Peru.

MAPFRE AMÉRICA: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	**1,822.8**	1,536.9	18.6%
Net premiums earned	**1,331.6**	1,107.4	20.2%
Underwriting result	**-7.1**	-28.7	75.3%
Net financial income	**98.5**	103.7	-5.0%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-3.5**	-2.0	75.0%
Gross result [1]	**87.9**	73.0	20.4%
Net result	**59.2**	56.2	5.3%
Investments	**1,643.7**	1,390.3	18.2%
Technical reserves	**1,763.1**	1,401.9	25.8%
Shareholders' equity	**939.3**	795.3	18.1%
Non-life loss ratio[2]	**66.9%**	68.0%	
Non-life expense ratio[2]	**34.7%**	34.6%	
Non-life combined ratio[2]	**101.6%**	102.6%	
ROE[3]	**10.0%**	10.5%	

(1) Before taxes and minority interests.
(2) Ratio as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE AMÉRICA VIDA: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	**361.7**	309.2	17.0%
Net premiums earned	**353.0**	279.8	26.2%
Underwriting and financial result	**12.2**	6.1	100.0%
Other business activities	**0.0**	0.0	---
Other non-technical results	**0.3**	0.2	---
Gross result [1]	**12.5**	6.3	98.4%
Net result	**7.0**	3.5	100.0%
Investments	**629.3**	430.0	46.3%
Technical reserves	**538.1**	405.5	32.7%
Shareholders' equity	**176.8**	76.6	130.5%
ROE[2]	**10.0%**	11.8%	

(1) Before taxes and minority interests.
(2) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE RE: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	1,206.6	1,093.7	10.3%
- of which Life premiums	93.3	75.5	23.6%
Net premiums earned	763.2	661.3	15.4%
Underwriting result	58.3	49.6	17.5%
Net financial income	50.7	46.9	8.1%
Other business activities	0.0	0.0	---
Other non-technical results	-3.5	-1.4	-150.0%
Gross result [(1)]	105.5	95.1	10.9%
Net result	69.7	64.0	8.9%
Investments	1,899.2	1,723.4	10.2%
Technical reserves	1,778.8	1,636.1	8.7%
Shareholders' equity	705.8	663.8	6.3%
Non-life loss ratio[(2)]	61.2%	57.7%	
Non-life expense ratio[(2)]	31.1%	35.1%	
Non-life combined ratio[(2)]	92.3%	92.8%	
ROE[(3)]	12.1%	12.2%	

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE ASISTENCIA: Key figures

	9M 2007	9M 2006	% 07/06
Operating income	325.9	303.8	7.3%
- Gross written and accepted premiums	236.9	219.8	7.8%
- Other income	89.0	84.1	5.8%
Net premiums earned	194.8	176.3	10.5%
Underwriting result	14.6	11.1	31.5%
Net financial income	1.4	0.1	—
Other business activities	-5.2	-1.5	—
Other non-technical results	-1.0	0.0	—
Gross result [(1)]	9.9	9.7	2.1%
Net result	7.1	6.8	4.4%
Investments	58.6	40.3	45.4%
Technical reserves	187.5	160.1	17.1%
Shareholders' equity	108.3	93.1	16.3%
Non-life loss ratio[(2)]	66.1%	70.3%	
Non-life expense ratio[(2)]	26.4%	23.4%	
Non-life combined ratio[(2)]	92.5%	93.7%	
ROE[(3)]	10.2%	10.7%	

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE QUAVITAE[1]: Key figures

	9M 2007	9M 2006	% 07/06
Operating revenues	89.3	76.5	16.7%
EBIT	1.8	2.5	-28.0%
Total financial income	-1.7	-2.3	-26.1%
Gross result[2]	0.1	0.2	-50.0%
Net result	-0.6	-0.3	---
Financial debt	51.1	64.3	-20.5%
Shareholders' equity	47.9	43.3	10.6%
Residential centres	20	20	---
Residential places	3,373	3,373	---
Day-centres	28	27	3.7%
Day-centres places	1,179	1,099	7.3%
Teleassistance users	61,651	54,893	12.3%
Home assistance users	10,905	8,696	25.4%

(1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital.
(2) Before taxes and minority interests.

MAPFRE SEGUROS GERAIS: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	112.6	111.8	0.7%
Net premiums earned	90.0	92.2	-2.4%
Underwriting result	-3.4	-4.4	-22.7%
Net financial income	11.8	11.1	6.3%
Other business activities	0.0	0.0	---
Other non-technical results	-0.2	-0.4	-50.0%
Gross result [1]	8.1	6.4	26.6%
Net result	6.0	4.2	42.9%
Investments	325.5	298.9	8.9%
Technical reserves	333.0	301.6	10.4%
Shareholders' equity [2]	64.0	69.9	-8.4%
Non-life loss ratio [3]	75.1%	75.6%	
Non-life expense ratio [3]	23.4%	24.7%	
Non-life combined ratio [3]	98.5%	100.3%	
ROE[4]	9.9%	6.9%	

Figures for both years include data for the branches in Portugal of MAPFRE VIDA and MAPFRE CREDITO y CAUCIÓN.

(1) Before taxes and minority interests.
(2) Ratio as a % of net premiums earned.
(3) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE INTERNACIONAL: Key figures

	9M 2007	9M 2006	% 07/06
Gross written and accepted premiums	27.1	26.4	2.7%
Net premiums earned	16.4	15.4	6.5%
Underwriting result	-0.8	-0.9	11.1%
Net financial income	4.0	2.9	37.9%
Other business activities	-0.4	0.0	---
Other non-technical results	-0.2	0.2	---
Gross result (1)	2.8	2.3	21.7%
Net result	1.7	1.7	0.0%
Investments (2)	559.8	69.3	---
Technical reserves (2)	405.5	41.7	---
Shareholders' equity (2)	163.6	45.7	---
Non-life loss ratio(3)	42.1%	47.2%	
Non-life expense ratio(3)	62.5%	58.4%	
Non-life combined ratio(3)	104.6%	105.6%	
ROE(4)	2.9%	—	

(1) Before taxes and minority interests.
(2) During the quarter a non monetary capital increase of €116.5 million has been carried. In exchange the company has received in consideration shareholdings in MAPFRE SEGUROS GERAIS, MAPFRE USA and SOCIETÀ CATTOLICA DI ASSICURAZIONE
(3) Ratio as a % of net premiums earned.
(4) The ROE to 30.09.2007 is calculated by dividing the sum of the net results for the last four quarters, by the average equity of the last four quarters. The figure for the previous year corresponds to year end 2006.

MAPFRE: Key quarterly consolidated figures(1)

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007
Non-life gross written premiums	2,673.4	2,057.0	1,954.6	1,767.2	2,751.9	2,249.5	2,057.4
Life gross written premiums	648.9	598.7	446.3	786.6	637.0	738.5	933.4
Total gross written premiums	3,322.3	2,655.7	2,400.9	2,553.8	3,388.9	2,988.0	2,990.8
Net result	154.9	145.6	156.1	153.6	169.7	165.9	169.6
Earnings per share (Euro cents)	6.8	6.4	6.9	6.8	7.4	7.3	7.5

(1) The figures for 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

MAPFRE: Breakdown of net equity by units and companies

	9M 2007 Share of		9M 2006 Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE AUTOMÓVILES	1027.6	—	759.6	---	35.3%	—
MAPFRE AGROPECUARIA	119.3	—	115.1	---	3.6%	—
MAPFRE VIDA	361.6	347.4	319.9	307.3	13.1%	13.1%
MAPFRE SEGUROS GENERALES	154.9	148.8	149.4	143.5	3.7%	3.7%
MAPFRE EMPRESAS	192.0	184.4	155.0	148.9	23.9%	23.9%
MAPFRE CAJA SALUD	67.9	65.3	59.9	57.6	13.4%	13.3%
MAPFRE AMÉRICA	836.0	103.3	691.9	103.4	20.8%	-0.1%
MAPFRE AMÉRICA VIDA	155.4	21.2	67.4	9.2	130.5%	130.5%
MAPFRE RE	621.1	84.7	584.1	79.7	6.3%	6.3%
MAPFRE ASISTENCIA	108.3	—	93.1	---	16.3%	—
MAPFRE SEGUROS GERAIS	64.0	—	69.9	---	-8.3%	—
CCM VIDA Y PENSIONES [1]	10.6	—	—	—	---	—
GENEL SIGORTA	205.8	51.4	—	—	---	---
OTHER COMPANIES [2]	348.5	20.6	181.7	18.7	91.6%	10.7%
MAPFRE S.A. consolidated [3]	4,293.4	1,293.0	3,878.8	1,020.4	10.7%	26.7%

(1) Consolidated proportionally (25%).
(2) Includes MAPFRE INMUEBLES, MAPFRE QUAVITAE, MAPFRE INTERNACIONAL, DETECTAR and FANCY.
(3) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Consolidation adjustments [1]

Technical reserves		Gross written and accepted premiums	
9M 2007	9M 2006[1]	9M 2007	9M 2006[1]
636.0	564.7	512.4	460.5

(1) The figures for the first nine months of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first nine months of 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Impact on figures for the first nine months of 2006 of the changes in the grouping of businesses at subsidiaries [(1)]

MAPFRE SEGUROS GENERALES	MAPFRE SEGUROS GENERALES 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	958.7	831.3
Net result	79.4	74.5

MAPFRE AUTOMÓVILES	MAPFRE AUTOMÓVILES 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	1,770.7	1,870.3
Net result	188.4	198.5

MAPFRE EMPRESAS	MAPFRE EMPRESAS 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	966.0	988.1
Net result	61.0	57.4

MAPFRE SEGUROS GERAIS	MAPFRE SEGUROS GERAIS 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	78.5	111.8
Net result	3.4	4.2

MAPFRE VIDA	MAPFRE VIDA 9M 2006	TOTAL Adjusted 9M 2006
Gross written and accepted premiums	1,322.1	1,294.6
Net result	90.5	89.7

(1) In 2007, the Motor Insurance business, previously in a subsidiary of the GENERAL INSURANCE OPERATING UNIT, will be transferred to MAPFRE AUTOMÓVILES; and the branches in Portugal of the LIFE and COMMERCIAL INSURANCE OPERATING UNITS, are included in MAPFRE SEGUROS GERAIS. Throughout this document, these changes have also been applied to the pro forma figures for 2006, in order to permit homogenous comparisons.

MAPFRE: Organisational chart


MAPFRE S.A.
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA
MAPFRE VIDA PENSIONES
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
MAPFRE SEGUROS GENERALES
MAPFRE AUTOMÓVILES
MAPFRE CAJA SALUD
MAPFRE AGROPECUARIA
FAMILY DIVISION
MAPFRE EMPRESAS
MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE INMUEBLES
MAPFRE QUAVITAE
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID MAPFRE
MAPFRE AMÉRICA
MAPFRE AMÉRICA VIDA
MAPFRE INTERNACIONAL
MAPFRE SEGUROS GERAIS
INTERNATIONAL DIRECT INSURANCE DIVISION
MAPFRE RE
MAPFRE ASISTENCIA
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

END